Exhibit 99.1

PENGROWTH ENERGY CORPORATION
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, JUNE 24, 2014

To Our Shareholders:

The annual meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Pengrowth Energy Corporation (the “Corporation”) will be held at 3:00 p.m. (Calgary time) on Tuesday, June 24, 2014, at the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2013 and the auditors’ report thereon;

2.	to appoint auditors of the Corporation for the ensuing year and to authorize the board of directors (the “Board”) of the Corporation to fix their remuneration;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to vote, in an advisory, non-binding capacity, on a resolution to accept the Corporation’s approach to executive compensation; and

5.	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying management information circular of the Corporation dated April 30, 2014 (the “Circular”).

A Shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Olympia Trust Company, #2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6 at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice. A proxyholder need not be a Shareholder. If a Shareholder receives more than one proxy form because such Shareholder owns Common Shares registered in different names or addresses, each proxy form should be completed and returned.

The Board has fixed May 20, 2014 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta this 30th day of April, 2014.

By order of the Board of Directors of Pengrowth Energy Corporation.

(signed) “Andrew D. Grasby”

Senior Vice President, General Counsel and Corporate Secretary

TABLE OF CONTENTS

GENERAL INFORMATION	1
VOTING INFORMATION: QUESTIONS AND ANSWERS	1
BUSINESS OF THE MEETING	4
INFORMATION CONCERNING THE DIRECTOR NOMINEES	6
EXECUTIVE COMPENSATION	16
COMPENSATION COMMITTEE REPORT	17
COMPENSATION DISCUSSION AND ANALYSIS	29
STATEMENT OF EXECUTIVE COMPENSATION	37
DIRECTOR COMPENSATION	44
PENGROWTH PERFORMANCE	47
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE REPORT	49
AUDIT AND RISK COMMITTEE REPORT	52
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	53
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	53
ADDITIONAL INFORMATION	53
APPENDIX 1 - STATEMENT OF CORPORATE GOVERNANCE PRACTICES	55

Please contact Kingsdale Shareholder Services by toll-free telephone in North America at 1-866-581-1487, outside North America at 416-867-2272 or by email at
contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

PENGROWTH ENERGY CORPORATION
MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

This management information circular (the “Circular”) is provided to holders (“Shareholders”) of common shares (“Common Shares”) of Pengrowth Energy Corporation (the “Corporation”) in connection with the solicitation of voting proxies by the management of the Corporation for use at the annual meeting (the “Meeting”) of Shareholders to be held at 3:00 p.m. (Calgary time) on Tuesday, June 24, 2014 at the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, Canada, or at any adjournments to the Meeting.

The terms “we”, “us”, “our” or “Pengrowth” refer to the Corporation on a consolidated basis and include all of the Corporation’s directly or indirectly held wholly-owned subsidiaries as well as our predecessors, Pengrowth Corporation, Pengrowth Energy Corporation and Pengrowth Energy Trust.

DATE OF INFORMATION

Unless otherwise noted, information contained in this Circular is given as of April 30, 2014.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares and up to 10,000,000 preferred shares. At the close of business on April 30, 2014, there were 526,833,030 Common Shares outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of April 30, 2014, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

CURRENCY AND EXCHANGE RATE

All monetary figures are stated in Canadian currency, except as noted. On December 31, 2013, the reported noon exchange rate quoted by the Bank of Canada for Cdn.$1.00 was U.S.$ 0.9402.

VOTING INFORMATION: QUESTIONS AND ANSWERS

Your vote is very important to us. This section of the Circular provides you with information on how to vote your Common Shares. If you still have questions or concerns after reviewing this section, please contact our transfer agent and registrar, Olympia Trust Company (“Olympia”), at:

Calgary: (403) 261-0900	Toll Free: (800) 727-4493

Proxies are being solicited primarily by mail, but may also be solicited by e-mail, facsimile, telephone or oral communication by the directors, officers and employees of the Corporation, at no additional compensation. The Corporation has retained Kingsdale Shareholder Services, Exchange Tower, 130 King Street West, Suite 2950, Toronto, Ontario, M5X 1E2 (“Kingsdale”) to assist with our communications with shareholders and the solicitation of proxies. In connection with these services, the Corporation will pay Kingsdale a fee of $55,000. In addition, Kingsdale will be reimbursed for disbursements and out-of-pocket expenses, as well as an additional $8 fee for each telephone call. If you have any questions about how to vote your shares, please contact Kingsdale by toll-free in North America at 1-866-581-1487 or collect call outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

MEETING PROCEDURE

Am I entitled to vote?

You are entitled to vote if you held Common Shares at the close of business on May 20, 2014 (the “Record Date”), unless a Shareholder has transferred Common Shares to you subsequent to that date and you, not less than 10 days before the Meeting, establish ownership of the Common Shares and request Olympia to include your name on the list of Shareholders entitled to vote at the Meeting. Each Common Share is entitled to one vote at the Meeting or at any adjournment of the Meeting.

What am I voting on?

You are voting on the following items of business that will be presented at the Meeting:

1.                                      the appointment of auditors;

2.                                      the election of the directors of the Corporation (“Directors”);

3.                                      the Corporation’s approach to executive compensation; and

4.                                      any other business that may properly come before the Meeting or any adjournment of the Meeting.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	1

How will my Common Shares be voted?

You can indicate on the attached instrument of proxy or voting instruction form how you want your proxyholder to vote your Common Shares or you can let your proxyholder decide for you. If neither you nor your proxyholder provides specific instructions, your Common Shares will be voted in favour of all items of business presented by management of the Corporation at the Meeting.

What if there are amendments to these matters or other matters brought before the Meeting?

If you plan to vote your Common Shares in person, you have the authority to vote on the matters discussed during the Meeting as you choose. If you are not attending the Meeting, the person you appoint as proxy on your behalf will have the discretion to vote on any amendments or variations to the matters of business to be addressed at the Meeting and with respect to other matters that may properly come before the Meeting.

At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Who counts the votes?

Votes are counted by Olympia in its capacity as transfer agent and registrar of the Corporation.

REGISTERED SHAREHOLDERS

You are a registered Shareholder if your Common Shares are held directly in your own name through the direct registration system or a Common Share certificate. Otherwise, you are a beneficial Shareholder and should refer to page three for details of voting at the Meeting.

How can I vote if I am a registered shareholder?

If you are a registered Shareholder, you may vote either in person at the Meeting, on the Internet, by mail, fax or e-mail in accordance with the directions provided with the enclosed instrument of proxy.

What if I want to attend the Meeting and vote in person?

If you are a registered Shareholder and plan to attend the Meeting and vote your Common Shares in person, do not complete or return the enclosed instrument of proxy. Your vote will be taken and counted at the Meeting. Please register with Olympia when you arrive. If you are a beneficial Shareholder, you should refer to page three for instructions on how to vote in person at the Meeting.

How can I vote by proxy?

The attached instrument of proxy appoints Derek W. Evans or John B. Zaozirny, who are Directors, to be your proxyholders. Should you choose to vote by proxy, please sign and return the completed instrument of proxy as indicated below. Alternatively, you may vote through the website, e-mail or fax in accordance with the directions provided with the enclosed instrument of proxy.

Whether or not you attend the Meeting, you can appoint someone other than Messrs. Evans and Zaozirny to attend and vote as your proxyholder. You can use the enclosed instrument of proxy or another appropriate form of proxy to appoint your proxyholder by inserting their name in the space indicated on your proxy form. Your proxyholder does not need to be a Shareholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.

What do I do with my completed proxy?

Once you have completed and signed the instrument of proxy, you should mail it to, or deposit it with, the Corporate Secretary of the Corporation in care of Olympia Trust Company, #2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting. This will ensure your vote is recorded. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice. If you have completed your vote by proxy over the Internet, then there is nothing further you need to do unless you decide to revoke your proxy as discussed below.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted on. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering the written statement to either: (i) Olympia Trust Company, #2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting; or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment of the Meeting.

You can also revoke your proxy by attending the Meeting and voting your Common Shares in person or by any other manner permitted by law.

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I HOLD SHARES UNDER OUR EMPLOYEE SHARE OWNERSHIP PLAN (THE “ESOP”)

How do I vote?

Shares purchased by employees of Pengrowth under the ESOP (“ESOP Shares”) are registered in the name of CST Trust Company (“CST”), in accordance with the provisions of the ESOP, unless an employee has withdrawn their ESOP Shares. Shareholders of ESOP Shares cannot vote those Shares in person at the Meeting.

Voting rights attached to the ESOP Shares held under the ESOP can be exercised by employees by indicating to CST on the enclosed voting instruction form how the employee wishes his or her ESOP Shares to be voted at the Meeting. The ESOP Shares will be voted pursuant to the employee’s directions. If no direction is provided on the voting instruction form as to a matter to be voted on, CST will vote the relevant ESOP Shares FOR that matter. ESOP Shares in respect of which a voting instruction form has not been signed and returned will not be voted.

The voting instruction form must be used with respect to ESOP Shares. In the event that you are an employee and hold any Common Shares other than ESOP Shares, you must separately follow the appropriate voting requirements with respect to those Common Shares. No instrument of proxy is to be completed with respect to ESOP Shares unless you have withdrawn such shares from the ESOP and you hold a share certificate with respect thereto.

BENEFICIAL SHAREHOLDERS

You are a beneficial Shareholder if your Common Shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other intermediary.

How can I vote if I am a beneficial shareholder?

If you are a beneficial Shareholder, you may only vote by completing and returning the enclosed voting instruction form in accordance with the directions provided on it.

What if I want to attend the Meeting and vote in person?

If you are a beneficial Shareholder and plan to attend the Meeting and vote your Common Shares in person, insert your own name in the space provided on the enclosed voting instruction form and return the form in accordance with the directions provided on it. Your vote will be taken and counted at the Meeting so do not complete the voting instructions on the form. Please register with Olympia when you arrive.

How can I vote by proxy?

The enclosed voting instruction form appoints Derek W. Evans or John B. Zaozirny, who are Directors, to be your proxyholders. Whether or not you attend the Meeting, you can appoint someone other than Messrs. Evans and Zaozirny to attend and vote as your proxyholder. You can use the enclosed voting instruction form to appoint your proxyholder by inserting their name in the space indicated on such form. Your proxyholder does not need to be a Shareholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.

What do I do with my completed voting instruction form?

Once completed, you should return it in the envelope provided or fax to one of the numbers provided in the voting instruction form in accordance with the instructions provided on such form. This will ensure your vote is recorded.

What if I change my mind and want to revoke my instructions?

In order to revoke instructions previously provided, you should follow the procedures provided by your nominee on the voting instruction form.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	3

 Business of the Meeting

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth elsewhere in this Circular, no: (i) person who has been a Director or executive officer of the Corporation at any time since January 1, 2013; (ii) proposed nominee for election as a Director; or (iii) associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the following matters to be acted upon at the Meeting.

MATTER #1 – RECEIVING AND CONSIDERING FINANCIAL STATEMENTS

Our board of Directors (the “Board”) will place before the Meeting the annual financial statements of the Corporation and the auditors’ report thereon for the financial year ended December 31, 2013 (the “Financial Statements”). The Financial Statements, together with the accompanying Management Discussion & Analysis for the year ended December 31, 2013, are available on the Internet on the System for Electronic Document Analysis and Retrieval website (“SEDAR”) at www.sedar.com and can be accessed at, and on, the Electronic Data-Gathering, Analysis and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. No formal action will be taken at the Meeting to approve the Financial Statements, which have already been approved by the Board. If any Shareholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.

MATTER #2 – APPOINTMENT OF AUDITORS

KPMG LLP, Chartered Accountants (“KPMG”) were appointed as our auditors on incorporation and have been the auditors of our predecessor, Pengrowth Corporation, since 1988. Under the Canadian Securities Administrators’ National Instrument 52-108 Auditor Oversight, KPMG is a participating audit firm with the Canadian Public Accountability Board. KPMG has also confirmed to the Board and the Audit and Risk Committee of the Board (the “Audit and Risk Committee”) its status as independent within the meaning of applicable Canadian and U.S. rules. The Board, on recommendation from the Audit and Risk Committee, recommends the re-appointment of KPMG as auditors. For details concerning fees paid to KPMG by the Corporation and for details concerning the Audit and Risk Committee, see page 56 of the Corporation’s Annual Information Form for the year ended December 31, 2013, which is dated February 28, 2014 and available on SEDAR at www.sedar.com, or as part of the Corporation’s Form 40-F for the year ended December 31, 2013, which is dated February 28, 2014 and available on EDGAR at www.sec.gov.

In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the ordinary resolution appointing KPMG as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board.

MATTER #3 – ELECTION OF DIRECTORS

Our Board, by resolution dated February 28, 2014, has established the size of the Board to be elected at the Meeting at nine (9) directors. At the Meeting, Shareholders will be asked to pass an ordinary resolution electing Derek W. Evans, Wayne K. Foo, Kelvin B. Johnston, James D. McFarland, Michael S. Parrett, A. Terence Poole, Barry D. Stewart, D. Michael G. Stewart and John B. Zaozirny as Directors. Each elected Director will hold office until the close of the next annual meeting of Shareholders or until his successor is duly elected or appointed.

The resolution electing the Directors must be passed by a majority of the votes cast on this matter by Shareholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the ordinary resolution electing the nominees set out below.

Majority Voting Policy

The attached instrument of proxy permits Shareholders to: (i) vote “for” all Director nominees; or (ii) vote “for” or “withhold” their vote for each Director nominee. The Board has adopted a majority voting policy stipulating that, in an uncontested election of directors, in the event that a Director nominee is elected but receives a greater number of “withhold” votes than “for” votes, such Director shall tender his or her resignation to the Chairman of the Board and the Board shall meet within 90 days of the relevant Shareholders’ meeting to determine whether or not it wishes to accept such resignation with the proviso that the Board will generally accept such resignation, absent exceptional circumstances and advise Shareholders of the Board’s decision in that regard. Shareholders should note that, as a result of the majority voting policy, a “withhold” vote is effectively a vote against a Director nominee in an uncontested election. A Director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or committee of the Board at which the resignation is considered.

MATTER #4 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

The underlying principle for pay throughout the Corporation is “pay-for-performance”. We believe that Shareholders should have the opportunity to fully understand the philosophy, objectives and principles that the Board has used to make executive compensation

4	MANAGEMENT INFORMATION CIRCULAR

decisions. In 2013, the Board adopted a policy to hold at each annual meeting a non-binding advisory vote on our approach to executive compensation as disclosed in this Circular. This Shareholder advisory vote forms an important part of the ongoing process of engagement between Shareholders and the Board on compensation.

We hope you will carefully review the 2014 Compensation Committee Report starting on page 17 of this Circular and the “Statement of Executive Compensation” starting on page 37 of this Circular before voting on this matter. Should you have any specific concerns that you wish to discuss, you may contact the Chair of our Compensation Committee via email in care of our Corporate Secretary at corporate.secretary@pengrowth.com. The compensation discussion and analysis contained in this Circular, describes our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with strong risk management principles and the long-term interests of Shareholders. This disclosure has been approved by the Board on the recommendation of the Compensation Committee.

The Board recommends that Shareholders approve the following advisory resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in the management information circular dated April 30, 2014 delivered in advance of the Meeting of Shareholders of the Corporation.”

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for Shareholders to be well informed of the Corporation’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between Shareholders and the Board. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the non-binding advisory resolution regarding the Corporation’s approach to executive compensation.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	5

INFORMATION CONCERNING THE DIRECTOR NOMINEES

The following information relating to the nominees as Directors is based partly on our records and partly on information received from each nominee. All information, unless noted otherwise, is presented as at April 30, 2014. In the tables below, the Corporate Governance and Nominating Committee is noted as “Corporate Governance” and the Reserves, Health, Safety and Environment Committee is noted as “Reserves”.

The following pages set out information for each of the persons proposed to be nominated for election as a Director. All footnotes to each Director’s biography in this section can be found on page 14.

DEREK W. EVANS

		Age: 57 Calgary, Alberta, Canada President and Chief Executive Officer Director since: May 25, 2009(1) Not Independent

Derek Evans is the President and Chief Executive Officer of the Corporation. He was appointed as the President and Chief Operating Officer and as a director of Pengrowth Corporation on May 25, 2009. On September 13, 2009, Mr. Evans was appointed as President and Chief Executive Officer of Pengrowth Corporation. Mr. Evans previously served as President, Chief Executive Officer and director of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 32 years of experience in a variety of operational and senior management positions in the oil and gas business in Western Canada.

Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in the Province of Alberta.

At present, Mr. Evans serves as a director of Franco-Nevada Corporation, a Toronto Stock Exchange and NYSE-listed issuer. He is also a member of the Institute of Corporate Directors.

Areas of Expertise: • Oil and Gas • Engineering • Senior Executive • Geology/Geophysics • Financial Acumen		• Major Projects • Environmental, Health & Safety • Business Development • Leading Cultural Change
Board/Committee Membership for 2013(2)		2013 Attendance		2013 Attendance (Total)	Value of Total Compensation Reported in 2013(3)
Board		8 of 8		100%	$3,343,380
Audit and Risk		6 of 6
Compensation		4 of 4
Corporate Governance		3 of 3
Reserves		6 of 6
Securities Held(4)
Date	Common Shares	DEUs, PSUs & RSUs	Total Common Shares, DEUs, PSUs & RSUs	Total Market Value of Common Shares, DEUs, PSUs & RSUs(5)	Min. Share Ownership Guideline as at April 30, 2014(6)	Meets Guideline
April 30, 2014	513,122	757,827	1,270,949	$9,049,157	$1,560,000	Yes
December 31, 2013	465,336	688,616	1,153,952	$7,581,469
December 31, 2012	317,325	331,781	649,106	$3,213,075
December 31, 2011	198,962	251,269	450,231	$4,844,486
Option-Based and Share-Based Awards Held as at December 31, 2013(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options		Share-Based Awards	Market Value of Share-Based Awards
189,093	$9.46	$0		688,616	$4,524,211
Board Experience – Other Public Board Directorships
Present Boards:				Past Boards (last five years):
• Franco-Nevada Corporation				• n/a
Public Board Interlocks
None
Voting Results of 2013 Annual General Meeting			Votes For	Votes Withheld	Total Votes Cast
Number of Votes			173,034,360	3,653,368	176,687,728
Percentage of Votes			97.93%	2.07%	100.00%

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JOHN B. ZAOZIRNY

Age: 66 Calgary, Alberta, Canada Chairman of the Board Director since: 1988(1) Independent

Mr. Zaozirny is Vice-Chairman of Canaccord Genuity Corporation. He is also a director of Bankers Petroleum Ltd., Canadian Oil Sands Limited, Computer Modelling Group Ltd. and Petroamerica Oil Corp. He is a former Governor of the Business Council of British Columbia and recently retired as a member of The Law Societies of Alberta and British Columbia. Mr. Zaozirny was Counsel to the law firm of McCarthy Tétrault LLP from 1987 to 2008 and was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986.

Mr. Zaozirny holds an LLB from the University of British Columbia, an LLM from London School of Economics and Political Science and a Bachelor of Commerce degree from the University of Calgary.

He has experience in the areas of oil and gas, capital markets, corporate governance, government relations, corporate finance and law.

The Board has considered Mr. Zaozirny’s participation as a director on a number of other public company boards and has determined that Mr. Zaozirny’s additional public board memberships will not impair his ability to devote the time and attention to the Board required in order for Mr. Zaozirny to properly discharge his duties nor his ability to act effectively and in the best interest of the Corporation. In making such a determination, the Board has also considered Mr. Zaozirny’s meeting attendance, his skills and experience.

Areas of Expertise: • Oil and Gas • Capital Markets • Corporate Governance • Government Relations • Corporate Finance • Law
Board/Committee Membership for 2013	2013 Attendance	2013 Attendance (Total)	Value of Total Compensation Reported in 2013(8)
Board	8 of 8	100%	$227,500
Corporate Governance	4 of 4
Compensation	3 of 3
Securities Held(4)
Date	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at April 30, 2014(6)	Meets Requirement
April 30, 2014	100,100	159,860	259,960	$1,850,915	$735,000	Yes
December 31, 2013	100,100	138,674	238,774	$1,568,745
December 31, 2012	65,100	102,232	167,332	$828,293
December 31, 2011	35,100	81,872	116,972	$1,258,619
Option-Based and Share-Based Awards Held as at December 31, 2013(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	138,674	$911,088
Board Experience – Other Public Board Directorships
Present Boards:	Past Boards (last five years):
• Bankers Petroleum Ltd. • Canadian Oil Sands Limited • Computer Modelling Group Ltd. • Petroamerica Oil Corp.	• Coastal Energy Company • IPSCO Inc. • Pacific Rubiales Energy Corp. • Provident Energy Ltd. • TerraVest Income Fund
Public Board Interlocks
None
Voting Results of 2013 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	172,015,793	4,671,935	176,687,728
Percentage of Votes	97.36%	2.64%	100.00%

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	7

WAYNE K. FOO

Age: 57 Calgary, Alberta, Canada Director since: 2006(1) Independent

Wayne Foo is a geologist with extensive oil and gas industry experience. He received a Bachelor of Science in Geology from the University of Calgary in 1977 and a Masters of Science in Geology from Queen’s University in 1979.

Mr. Foo has had a varied 29-year career in the energy sector, including: exploration and production management with Chevron Corporation; President, Chief Operating Officer and Vice President of Archer Resources Ltd.; President and Chief Executive Officer of Dominion Energy Canada Ltd. and President and Chief Executive Officer of Petro Andina Resources Inc.

At present, Mr. Foo is President, Chief Executive Officer and a director of Parex Resources Inc., a Toronto Stock Exchange-listed issuer. He is also a member of the Institute of Corporate Directors.

Areas of Expertise: • Oil and Gas • Senior Executive • Financial Acumen • Geology/Geophysics	• Unconventional Resource Development • Leading Cultural Change
Board/Committee Membership for 2013	2013 Attendance	2013 Attendance (Total)	Value of Total Compensation Reported in 2013(8)
Board	7 of 8	94.1%	$154,000
Corporate Governance	3 of 3
Reserves (Chair)	6 of 6
Securities Held(4)
Date	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at April 30, 2014(6)	Meets Requirement
April 30, 2014	6,290	89,963	96,253	$685,321	$405,000	Yes
December 31, 2013	6,290	75,839	82,129	$539,588
December 31, 2012	6,290	52,940	59,230	$293,189
December 31, 2011	6,273	40,662	46,935	$505,021
Option-Based and Share-Based Awards Held as at December 31, 2013(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	75,839	$498,262
Board Experience – Other Public Board Directorships
Present Boards:	Past Boards (last five years):
• Parex Resources Inc.	• Petro Andina Resources Inc.
Public Board Interlocks
None
Voting Results of 2013 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	172,987,669	3,700,059	176,687,728
Percentage of Votes	97.91%	2.09%	100.00%

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KELVIN B. JOHNSTON

Age: 54 Calgary, Alberta, Canada Director since: 2012 Independent

Mr. Johnston is an executive with more than 30 years’ experience in the oil and gas industry. Mr. Johnston serves as President of Wylander Crude Corp., a private oil and gas company, a position he has held since July 2006, and as Vice President, Corporate Development of Lakeview Energy Ltd., a private oil and gas company, a position held since June 2009. Prior positions include serving as President and Chief Executive Officer of Alberta Clipper Energy Inc., Vice-President, Exploration of Thunder Energy Ltd., and various senior technical, executive and board capacities at Husky Oil Ltd., Startech Energy Inc., Impact Energy Inc., Mustang Resources Ltd. and Peerless Energy Inc.

Currently, Mr. Johnston serves as a Director of the Small Explorers and Producers Association of Canada (SEPAC).

Mr. Johnston holds a Bachelor of Science (Hons.) degree in Geology from the University of Manitoba and a Masters degree in Economics from the University of Calgary.

Areas of Expertise: • Oil and Gas • Senior Executive • Geology • Economics • Major Projects
Board/Committee Membership for 2013	2013 Attendance	2013 Attendance (Total)	Value of Total Compensation Reported in 2013(8)
Board	8 of 8	100%	$147,000
Compensation	4 of 4
Reserves	6 of 6
Securities Held(4)
Date	Common Shares	DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at April 30, 2014(6)	Meets Requirement
April 30, 2014	67,389	41,598	108,987	$775,987	$405,000	Yes
December 31, 2013	67,389	27,474	94,863	$623,250
December 31, 2012	67,389	8,636	76,025	$376,324
Option-Based and Share-Based Awards Held as at December 31, 2013(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	27,474	$180,504
Board Experience – Other Public Board Directorships
Present Boards:	Past Boards (last five years):
• n/a	• NAL Energy Corporation • NAL Oil & Gas Trust
Public Board Interlocks
None
Voting Results of 2013 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	173,650,822	3,036,846	176,687,668
Percentage of Votes	98.28%	1.72%	100.00%

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	9

JAMES D. MCFARLAND

Age: 67 Calgary, Alberta, Canada Director since: 2010(1) Independent

James D. McFarland has more than 41 years of experience in the oil and gas industry. He currently serves as President, Chief Executive Officer, director and co-founder of Valeura Energy Inc., a Toronto Stock Exchange-listed issuer. Prior to this position, he served as President, Chief Executive Officer, director and co-founder of Verenex Energy Inc. which was sold to the Libyan Investment Authority in December 2009. He has served in senior executive roles as Managing Director of Southern Pacific Petroleum N.L. in Australia, President and Chief Operating Officer of Husky Oil Limited and in a wide range of upstream and corporate functions in an earlier 23-year career with Imperial Oil Limited and other ExxonMobil affiliates in Canada, the United States and western Europe. He is also a past director of Aventura Energy Inc., Vermilion Energy Trust and Vermilion Resources Ltd.

Mr. McFarland is a member of the Association of Professional Engineers and Geoscientists of Alberta, the Society of Petroleum Engineers International, the Institute of Corporate Directors and the Program Committee of the World Petroleum Council. Mr. McFarland received a Bachelor of Science in Chemical Engineering from Queen’s University and a Master of Science in Petroleum Engineering from the University of Alberta and completed the Executive Development Program at Cornell University. In 2003, he was awarded the Australian Centenary Medal for outstanding service through business and commerce. At present, Mr. McFarland serves as a director of MEG Energy Corp. and Valeura Energy Inc., both Toronto Stock Exchange-listed issuers.

Areas of Expertise:

 •  Oil and Gas

 •  Senior Executive

 •  Engineering

 •  Operations

 •  Environment, Health & Safety

 •  Unconventional Resource Development
 (oil sands, heavy oil, shale oil, tight gas)

 •  Mergers and Acquisitions

 •  Leading Cultural Change

Board/Committee Membership for 2013	2013 Attendance	2013 Attendance (Total)	Value of Total Compensation Reported in 2013(8)
Board	8 of 8	100%	$156,500
Audit and Risk	6 of 6
Reserves	6 of 6
Securities Held(4)
Date	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at April 30, 2014(6)	Meets Requirement
April 30, 2014	25,347	62,506	87,853	$625,513	$405,000	Yes
December 31, 2013	25,347	48,382	73,729	$484,400
December 31, 2012	23,860	27,788	51,648	$255,658
December 31, 2011	22,038	17,652	39,690	$427,064
Option-Based and Share-Based Awards Held as at December 31, 2013(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	48,382	$317,870
Board Experience – Other Public Board Directorships
Present Boards:	Past Boards (last five years):
• MEG Energy Corp. • Valeura Energy Inc.	• Verenex Energy Inc.
Public Board Interlocks
None
Voting Results of 2013 Annual General Meeting	Votes For:	Votes Withheld	Total Votes Cast:
Number of Votes	170,749,038	5,938,690	176,687,728
Percentage of Votes	96.64%	3.36%	100.00%

10	MANAGEMENT INFORMATION CIRCULAR

MICHAEL S. PARRETT

Age: 62 Richmond Hill, Ontario, Canada Director since: 2004(1) Independent

Michael Parrett received his Bachelor of Arts (Economics) from York University in 1973 and holds a Chartered Accountant designation. He has acted as an independent consultant, having provided advisory services to various companies in Canada and the United States.

Mr. Parrett is an independent businessman and a corporate director. He sits on the board of Stillwater Mining Company, a NYSE-listed company. Until June 2010, Mr. Parrett was Chairman of Gabriel Resources Limited. He is a former member of the board of Fording Inc. and a Trustee for Fording Canadian Coal Trust. He was formerly President of Rio Algom Limited and, prior to that, Chief Financial Officer of Rio Algom Limited and Falconbridge Limited.

Areas of Expertise: • Mining • Financial Acumen • Management	• Corporate Governance • Economics
Board/Committee Membership for 2013	2013 Attendance	2013 Attendance (Total)	Value of Total Compensation Reported in 2013(8)
Board	8 of 8	100%	$171,000
Audit and Risk	6 of 6
Governance (Chair)	3 of 3
Securities Held(4)
Date	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at April 30, 2014(6)	Meets Requirement
April 30, 2014	26,084	97,490	123,574	$879,847	$405,000	Yes
December 31, 2013	26,084	83,366	109,450	$719,087
December 31, 2012	4,325	59,834	64,159	$317,587
December 31, 2011	4,000	46,969	50,969	$548,426
Option-Based and Share-Based Awards Held as at December 31, 2013(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	83,366	$547,715
Board Experience – Other Public Board Directorships
Present Boards:	Past Boards (last five years):
• Stillwater Mining Company	• Gabriel Resources Ltd.
Public Board Interlocks
None
Voting Results of 2013 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	173,097,872	3,589,856	176,687,728
Percentage of Votes	97.97%	2.03%	100.00%

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	11

A. TERENCE POOLE

Age: 71 Calgary, Alberta, Canada Director since: 2005(1) Independent

Terry Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation. Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to the Corporation.

Mr. Poole retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice President, Corporate Strategy and Development.

Mr. Poole currently serves on the board of directors of Methanex Corporation.

Areas of Expertise: • Accounting • Financial Acumen • Major Projects	• Management • Corporate Development
Board/Committee Membership for 2013	2013 Attendance	2013 Attendance (Total)	Value of Total Compensation Reported in 2013(8)
Board	8 of 8	100%	$173,500
Audit and Risk (Chair)	6 of 6
Compensation	1 of 1
Governance	1 of 1
Securities Held(4)
Date	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at April 30, 2014(6)	Meets Requirement
April 30, 2014	80,000	91,941	171,941	$1,224,220	$405,000	Yes
December 31, 2013	80,000	77,817	157,817	$1,036,858
December 31, 2012	70,000	54,752	124,752	$617,522
December 31, 2011	55,000	42,319	97,319	$1,047,152
Option-Based and Share-Based Awards Held as at December 31, 2013(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the- money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	77,817	$511,258
Board Experience – Other Public Board Directorships
Present Boards:	Past Boards (last five years):
• Methanex Corporation	• n/a
Public Board Interlocks
None
Voting Results of 2013 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	173,040,861	3,646,867	176,687,728
Percentage of Votes	97.94%	2.06%	100.00%

12   | MANAGEMENT INFORMATION CIRCULAR

BARRY D. STEWART

Age: 71 Calgary, Alberta, Canada Director since: 2012 Independent

Mr. Stewart is a retired petroleum industry executive with over 41 years’ experience in the oil and gas industry. Mr. Stewart served as Executive Vice President, In-Situ and International Oil with Suncor Energy Inc. from 2000 to 2001, and Executive Vice President, Exploration & Production with Suncor Energy Inc. from 1991 to 1999.

Currently, Mr. Stewart serves as Director and Chairman of Newalta Corporation.

Mr. Stewart holds a Bachelor of Science in Engineering Physics from Queen’s University.

Areas of Expertise: • Oil and Gas • In-Situ/Thermal projects • Senior Executive
Board/Committee Membership for 2013	2013 Attendance	2013 Attendance (Total)	Value of Total Compensation Reported in 2013(8)
Board	8 of 8	100%	$154,000
Audit and Risk	4 of 4
Governance	1 of 1
Reserves	6 of 6
Securities Held(4)
Date	Common Shares	DSUs	Total Common Shares & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at April 30, 2014(6)	Meets Requirement
April 30, 2014	100,000	41,598	141,598	$1,008,178	$405,000	Yes
December 31, 2013	100,000	27,474	127,474	$837,504
December 31, 2012	50,000	8,636	58,636	$290,248
Option-Based and Share-Based Awards Held as at December 31, 2013(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the- money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	27,474	$180,504
Board Experience – Other Public Board Directorships
Present Boards:	Past Boards (last five years):
• Newalta Corporation	• NAL Energy Corporation • NAL Oil & Gas Trust
Public Board Interlocks
None
Voting Results of 2013 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	173,069,954	3,617,774	176,687,728
Percentage of Votes	97.95%	2.05%	100.00%

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR |   13

D. MICHAEL G. STEWART

Age: 62 Calgary, Alberta, Canada Director since: 2006 (1) Independent

Michael Stewart is a corporate director and currently serves on the boards of directors and various board committees of TransCanada Corporation, TransCanada PipeLines Limited and Canadian Energy Services & Technology Corp. He has held a variety of senior executive positions in the Canadian energy industry over the past 40 years, the most recent being Executive Vice President, Business Development of Westcoast Energy Inc. (energy infrastructure, services and utilities; 1998 – 2002).

Mr. Stewart graduated from Queen’s University, Kingston, Ontario in 1973 with a Bachelor of Science (First Class Honours) in Geological Sciences. He is a member of the Institute of Corporate Directors and the Association of Professional Engineers and Geoscientists of Alberta (non-practicing).

Areas of Expertise: • Oil and Gas • Financial Acumen • Major Projects	• Management • Business Development • Compensation • Government Relations
Board/Committee Membership for 2013	2013 Attendance	2013 Attendance (Total)	Value of Total Compensation Reported in 2013(8)
Board	8 of 8	100%	$160,500
Compensation (Chair)	4 of 4
Governance	2 of 2
Reserves	3 of 3
Securities Held(4)
Date	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement as at April 30, 2014(6)	Meets Requirement
April 30, 2014	55,261	92,532	147,793	$1,052,286	$405,000	Yes
December 31, 2013	55,261	78,408	133,669	$878,205
December 31, 2012	38,233	55,293	93,526	$441,443
December 31, 2011	23,406	42,814	66,220	$712,527
Option-Based and Share-Based Awards Held as at December 31, 2013(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the- money Options	Share-Based Awards	Market Value of Share-Based Awards
Nil	N/A	N/A	78,408	$515,141
Board Experience – Other Public Board Directorships
Present Boards:	Past Boards (last five years):
• Canadian Energy Services & Technology Corp. • TransCanada Corporation • TransCanada Pipelines Limited	• C&C Energia Ltd. • Orleans Energy Ltd.
Public Board Interlocks
None
Voting Results of 2013 Annual General Meeting	Votes For	Votes Withheld	Total Votes Cast
Number of Votes	173,254,402	3,433,326	176,687,728
Percentage of Votes	98.06%	1.94%	100.00%

Notes:

(1)	The period of service of each Director includes, where applicable, service as a Director of Pengrowth Corporation, a predecessor of ours.
(2)

Mr. Evans is not a member of any committee but was requested by the Chair of each committee to attend the meetings of such committees. At each such meeting, the members of the committee, all of whom are independent, also met without Mr. Evans.

(3)	Reflects the compensation received by Mr. Evans in his role as our President and Chief Executive Officer in 2013. Mr. Evans did not receive any fees for serving as a Director in 2013.
(4)

All information relating to securities held, not being known to us, has been provided by the respective nominees to the Board. Information is current as at December 31, 2011, December 31, 2012, December 31, 2013 and April 30, 2014, respectively, and includes Common Shares issued and issuable on the reinvestment of dividends as at December 31, 2011, December 31, 2012 and December 31, 2013, respectively but omits reinvested dividends and ESOP purchases between December 31, 2013 and April 30, 2014.

(5)

Market Value of Common Shares, DEUs, DSUs, RSUs and PSUs has been calculated by multiplying the number of Common Shares, DEUs, DSUs, RSUs and PSUs held by $10.76, $4.95, $6.57 or $7.12, as applicable, which were the closing prices of the Common Shares on the TSX on December 30, 2011, December 31, 2012, December 31, 2013 and April 30, 2014, respectively, and assuming the 100% vesting and 50% performance (unless already earned) of DEUs, RSUs and PSUs held by Derek Evans. All DEUs and DSUs held by the independent Directors vest immediately upon issuance and are exercisable only when a Director ceases to be a Director for any reason.

(6)

Our minimum share ownership requirements for non-executive Directors is share and share equivalent ownership within three years of appointment equal to no less than $405,000 ($735,000 for the Chairman of the Board), being three times a Director’s base retainer ($35,000 ($95,000 for the Chairman of the Board)) and DSU entitlement ($100,000 ($150,000 for the Chairman of the Board)). The minimum share ownership guideline for Mr. Evans, our President and Chief Executive Officer, is three times his base salary.

(7)	Based on a December 31, 2013 closing price on the TSX of $6.57 a share.
(8)	This amount represents all cash (including travel fees) and DSU compensation paid to each Director but does not include any reinvested dividends or reimbursement of expenses.

14   | MANAGEMENT INFORMATION CIRCULAR

All of our Directors, with the exception of Derek Evans, our President and CEO, are independent. Mr. Evans does not sit on any of our Board committees but does attend all committee meetings. An in-camera session of only independent Directors is held at every Board and committee meeting. The following table summarizes our current committee make-up as well as the year that each current Director first joined our Board.

	Year	Committees
	Appointed	Audit	Compensation	Governance	Reserves
Independent
Zaozirny (Chairman of the Board)	1988		√	√
Foo	2006			√	Chair
Johnston	2012		√		√
McFarland	2010	√			√
Parrett	2004	√		Chair
Poole	2005	Chair	√
Stewart, B.	2012	√			√
Stewart, D.M.G.	2006		Chair	√
Non-Independent
Evans

None of the proposed Directors have served together as directors on any outside boards during the Corporation’s most recent fiscal year.

None of the proposed Directors is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the proposed Director was acting in that capacity; or (ii) was subject to such an order that was issued after the proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.

None of the proposed Directors is, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

None of the proposed Directors has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold their assets.

The Board and management believe the nominees are well qualified to serve as Directors, and all nominees have confirmed their eligibility and willingness to serve. We know of no reason why a nominee would be unavailable for election. However, if a nominee is not available to serve at the time of the Meeting, the Directors named in the proxy will vote for a substitute if the Board chooses one.

PENGROWTH ENERGY CORPORATION  MANAGEMENT INFORMATION CIRCULAR |   15

EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT	17

OVERSIGHT AND GOVERNANCE FOR COMPENSATION MATTERS	17
COMPENSATION PHILOSOPHY AND OBJECTIVES	17
STRATEGIC CONTEXT AND CORPORATE PERFORMANCE OVERVIEW	18
COMPENSATION COMMITTEE ACTIONS, DECISIONS AND APPROVALS	20
2013 “SAY ON PAY” VOTE	20
2014 “SAY ON PAY” VOTE	21
LTIP DESIGN	22
2014 REVISED PEER GROUPS	23
2013 CORPORATE SCORECARD ASSESSMENT AND 2013 STIP AWARD	24
CEO PERFORMANCE AND COMPENSATION	25
SENIOR EXECUTIVE TEAM PERFORMANCE AND COMPENSATION	26
OVERALL ASSESSMENT AND CONCLUSIONS	26

COMPENSATION DISCUSSION AND ANALYSIS (“CD&A”)	29

NAMED EXECUTIVE OFFICERS (“NEOS”)	29
MANDATE AND COMPOSITION OF THE COMPENSATION COMMITTEE	29
COMPENSATION CONSULTANT	29
EXECUTIVE COMPENSATION – RELATED FEES	29
2013 PEER GROUPS	30
COMPENSATION APPROVAL PROCESS	30
COMPENSATION ELEMENTS	31
BENEFITS AND PERQUISITES	35
SHARE OWNERSHIP PLAN	36
SHARE OWNERSHIP GUIDELINES	36
COMPENSATION POLICY AND PRACTICE RISK	36
CLAWBACK POLICY	37
DERIVATIVE SECURITIES	37

STATEMENT OF EXECUTIVE COMPENSATION	37

COMPENSATION FOR THE NAMED EXECUTIVE OFFICERS	37
SUMMARY COMPENSATION TABLE	40
EXECUTIVE COMPENSATION BREAKDOWN: FIXED VS. PERFORMANCE BASED “AT RISK” COMPENSATION	40
OUTSTANDING COMMON SHARE-BASED AWARDS AND RIGHTS-BASED AWARDS	41
INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR	41
EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS	42

16   | MANAGEMENT INFORMATION CIRCULAR

COMPENSATION COMMITTEE REPORT

OVERSIGHT AND GOVERNANCE FOR COMPENSATION MATTERS

The Compensation Committee (the “Compensation Committee”) assists the Board in overseeing:

•                  the design and administration of key compensation and human resource policies;

•                  the design and administration of short term and long term incentive compensation programs; and

•                  compensation for all executive officers and determines the compensation of the President and Chief Executive Officer (the “CEO”).

The Compensation Committee reports to our Board and operates under approved terms of reference (available on our website at www.pengrowth.com). The Compensation Committee has been delegated the authority to approve certain human resource and compensation matters directly and it reviews and recommends the following for approval by the Board:

•                  any significant changes in the design and administration of our incentive compensation programs;

•                  the base salary, short term and long term incentive awards for the senior executive team; and

•                  the executive employment agreement, base salary and the short term and long term incentive awards for the CEO.

The Compensation Committee comprises D. Michael G. Stewart (Chair), Kelvin B. Johnston, A. Terence Poole and John B. Zaozirny. Until his retirement from the Board in June 2013, Thomas A. Cumming was also a member of the Compensation Committee. Upon Mr. Cumming’s retirement, Mr. Poole was appointed to the Compensation Committee. Each member of the Compensation Committee is an independent member of the Board and is knowledgeable about compensation design, administration and disclosure. All of the Compensation Committee members have served as senior executive officers and/or directors of numerous organizations. Each member’s biography can be found under “Information Concerning the Director Nominees”.

During 2013 and early 2014, the Compensation Committee continued its oversight of executive compensation disclosure and related governance. Key activities and initiatives over this period include:

•                  a regular meeting schedule (four to five times per year) and a detailed annual workplan to ensure that the Compensation Committee discharges the responsibilities delegated to it by the Board in the Compensation Committee’s terms of reference;

•                  the continued engagement of an independent consultant, Hugessen Consulting Inc. (“Hugessen”), to advise the Compensation Committee on emerging competitive and governance issues and certain executive compensation matters including the compensation package for the CEO and the senior executive team;

•                  a detailed review of executive compensation practices recommended by the Canadian Coalition for Good Governance and other shareholder advocacy and proxy advisory groups;

•                  a detailed review of best compensation, and compensation disclosure practices, of peer companies and changes to prescribed compensation disclosure by regulatory authorities in Canada and the U.S.;

•                  a detailed review of proxy advisory firm recommendations following our first “Say on Pay” vote at our 2013 Annual General Meeting as well as the results of the vote (over 87% of votes were cast in support);

•                  a detailed review of our long term incentive compensation program, working with both Hugessen and Mercer LLC, a wholly-owned subsidiary of March & McLennan Companies, Inc. (“Mercer”);

•                  an annual review of appropriate peer groups for executive compensation and corporate performance benchmarking purposes;

•                  annual benchmarking of the compensation for the CEO and each member of the senior executive team, working with Mercer’s data and analysis and review by Hugessen;

•                  simulation testing of proxy advisory firms’ pay for performance tests; and

•                  an annual risk assessment of Pengrowth’s executive compensation programs.

In addition to the advice of Hugessen, the Compensation Committee relies upon information and analysis provided by management, industry compensation surveys in which we participate and other publicized executive compensation reports and analyses.

COMPENSATION PHILOSOPHY AND OBJECTIVES

Pengrowth’s compensation program has the following objectives:

•                  build and maintain a high performance culture and efficient operations;

PENGROWTH ENERGY CORPORATION  MANAGEMENT INFORMATION CIRCULAR |   17

•                  align compensation strategy with our overall corporate strategy and align compensation outcomes with corporate performance;

•                  balance the near-term nature of some elements of our compensation program with the long-term nature of our strategic transformation to being a sustainable, dividend paying, thermal oil producer with our Lindbergh development;

•                  compensate competitively with the market to attract and retain the talented individuals required to operate the enterprise and execute our transformational strategic plan;

•                  reward both corporate and personal performance; and

•                  ensure alignment of short and longer term compensation programs with the interests of Shareholders.

These objectives apply to all Pengrowth team members including the senior executive team.

Compensation for each member of the Pengrowth team, including the senior executive team is comprised of: a base salary; an annual cash-based short-term incentive plan (“STIP”); a share-based long term incentive plan (“LTIP”); a package of company-paid employee benefits; and perquisites. Details of these elements are described in the compensation discussion and analysis (“CD&A”) section of this Circular.

Pengrowth aims to set compensation for all employees (including senior executives) such that total direct compensation (i.e., base salary + STIP + LTIP) pays:

•                  generally at the 50th percentile in total direct compensation for their role compared to peer companies when Pengrowth and the individual achieve target goals and expectations; and

•                  above the 50th percentile of the comparable total direct compensation of peer companies when both Pengrowth and the individual significantly exceed target goals and expectations.

Pengrowth’s approach to total direct compensation combines both corporate and individual performance elements and directly supports the execution of Pengrowth’s strategic plan. Compensation programs are structured to reward short term (annual) performance without compromising or risking longer term growth in Shareholder value. Pengrowth’s long term incentive compensation program of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) have a three year vesting period and includes a combination of value received from time vesting (RSUs) and corporate performance (PSUs).

All of our employees have some portion of their compensation “at risk”; tied to both individual and corporate performance. The proportion of total compensation which is tied to corporate performance increases as the level and scope of responsibilities increase.

STRATEGIC CONTEXT AND CORPORATE PERFORMANCE OVERVIEW

Over the past five years, Pengrowth has undertaken a significant shift in strategic focus. Prior to June 30, 2009, the Corporation was structured as a trust, which was externally managed by the founding group of the trust, with an emphasis on acquiring assets and distributing the majority of cash flow to unitholders. On June 30, 2009, the management agreement was terminated and a management team within the company was established. As part of this process, Derek Evans was brought on board as President and Chief Operating Officer in May 2009 and then promoted to President and Chief Executive Officer in September 2009. Mr. Evans restructured and built a new management team and led the conversion of the trust to a corporate entity at the end of 2010. Since then, the Corporation has operated as a dividend-paying, exploration and production company. Under Mr. Evans’s leadership, Pengrowth has conducted an extensive review of its existing portfolio of assets and has focussed on exploiting the assets with the highest rates of return and recycle ratios to ensure sustainable operations. The review identified Pengrowth’s thermal oil property at Lindbergh as having the potential of a game changing opportunity to create a low decline, sustainable dividend paying corporation. The Lindbergh opportunity was recognized as a medium to long term opportunity which would require the recruitment of personnel with extensive thermal oil experience, a considerable investment in proof of concept and a multi-year capital investment program to achieve first oil.

In late 2010, a Vice President, In-Situ Oil Development and Operations, was brought on board to develop the Lindbergh Pilot and commercial projects. Since that time, the Corporation has invested approximately $500 million in Lindbergh. The Lindbergh Pilot Project has been in operation for over two years now and has had top quartile results with cumulative production from the two well pairs reaching the one million barrel mark just prior to the end of 2013. The first 12,500 bbl/d commercial phase of the Lindbergh development is well underway with first steam expected later this year and significant production expected in the first quarter of 2015. By the time first production from the first commercial phase of the Lindbergh development is on stream, over $700 million will have been invested in Lindbergh. Lindbergh is a very capital intensive project at the front end but is expected to have low sustaining capital requirements and a long reserve life. Lindbergh is intended to form the backbone of our low-decline, sustainable dividend-paying model.

Over the past two years, we have been using cash flow from existing conventional operations to sustain our dividend and fund the development of Lindbergh. In 2013, we rationalized our asset base and disposed of over $1 billion of non-core assets to fund the first 12,500 bbl/d commercial phase of Lindbergh. Until this phase is in production, Pengrowth’s financial flexibility will be limited and our conventional production and reserve base will shrink.

18   | MANAGEMENT INFORMATION CIRCULAR

Key performance metrics for the past three years:

	2013	2012	2011
Production
Annual Average (boe/d)	84,527	85,748	73,973
Operating Costs ($/boe)(1)	15.64	13.87	14.15
Year End Proved plus Probable Reserves (MMboe)	477.4	512.0	330.5
Year End Debt (before working capital)/Adjusted EBITDA	2.5	2.8	1.4
Year End Stock Price (TSX) ($/Share)	6.57	4.95	10.76
Dividends/Distributions Paid ($/Share)	0.48	0.69	0.84
Total Shareholder Return
Annual (%)	44.7	-49.5	-9.5
Three Year Average (%)	-12.9	-14.7	15.4

Note:

(1)          Prior period restated to conform to presentation in the current period.

Pengrowth’s stock price strengthened significantly throughout 2013. We completed over $1 billion of asset sales in a difficult disposition market in part aimed at funding the first commercial phase of Lindbergh. With very strong pilot results at Lindbergh, we significantly advanced the Lindbergh commercial project in 2013, obtaining final regulatory approval for the first 12,500 bbl/d commercial phase in July 2013, and continued the on time and on budget execution of the project throughout the remainder of the year. Pengrowth’s strategy shift is enhancing the company’s sustainability by moving the production mix toward oil, reducing decline rates, increasing capital efficiency and generating greater free cash flow. These significant achievements did not go unnoticed by investors and translated into a 44.7% total return to Shareholders for 2013. This top quartile result in total shareholder return (“TSR”) was in sharp contrast with our 2012 share price performance.

The following performance graph and table compare our one-year Shareholder return (assuming reinvestment of dividends) for $100 invested in Common Shares on December 31, 2012 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index for 2013.

The significant market outperformance that our Shareholders experienced in 2013 was factored into 2013 compensation decision making by the Board and the Compensation Committee by way of performance measures incorporated in the STIP and LTIP program. All of our decisions on executive compensation try to find the right balance between near term returns to Shareholders and longer-term value creation, and having the right senior executive team in place to execute longer term strategic initiatives. Significant value-creating milestones achieved in 2013 included:

Date	Milestone Achieved
January 11, 2013	First 12,500 bbl/d Commercial Phase of Lindbergh Sanctioned
March 11, 2013	$316 million Weyburn Asset Sale Completed
July 15, 2013	EPEA Approval Received for First 12,500 bbl/d Commercial Phase of Lindbergh
July 15, 2013	Positive Lindbergh Reserves Update
July 16, 2013	$510 million SE Saskatchewan Sale Announced
August 2013	Field Construction Started for First 12,500 bbl/d Commercial Phase of Lindbergh
September 9, 2013	$510 million SE Saskatchewan Sale Closes / $1 billion 2013 Disposition Target Reached

PENGROWTH ENERGY CORPORATION  MANAGEMENT INFORMATION CIRCULAR |   19

COMPENSATION COMMITTEE ACTIONS, DECISIONS AND APPROVALS

The following compensation-related actions, decisions and approvals were implemented by the Compensation Committee and the Board during 2013 and early 2014:

•                  approved a 2013 base salary budget increase of 5.0% for salaried employees and 4.5% for wage-based employees;

•                  approved the 2013 Corporate Scorecard for 2013 STIP corporate performance measurement;

•                  approved the CEO’s 2013 goals and objectives;

•                  after reviewing the design and effectiveness of the Corporation’s LTIP, approved the addition of an additional performance metric of Debt/EBITDA to the 2013 PSUs;

•                  determined the peer groups for executive compensation and corporate performance benchmarking purposes;

•                  considered the competitive benchmarking prepared by Mercer of the compensation of each member of the executive team and approved changes to STIP and LTIP targets for certain members of the executive team;

•                  reviewed a report from Hugessen on the compensation of the CEO;

•                  assessed the relative corporate performance of the 2011 PSU grant and determined a 50% payout and vesting of the 2011 PSUs in March 2014;

•                  assessed the relative corporate performance of the 2012 and 2013 PSU grants and determined an annual amount to be recorded as the one year (2013) earned performance on each;

•                  reviewed the results achieved for the 2013 Corporate Scorecard and determined the Corporate Performance Multiplier for 2013 STIP payout;

•                  reviewed the CEO’s assessment of the individual performance of, and his compensation recommendations for, each member of the senior executive team (excluding himself);

•                  approved the 2014 base salary, 2013 STIP award, 2014 STIP target and 2014 PSU and RSU grants for executive team members (for additional details, please refer to “Statement of Executive Compensation - Summary Compensation Table”);

•                  considered the CEO’s performance against his 2013 goals and objectives;

•                  approved the 2014 base salary, 2013 STIP award, 2014 STIP target and 2014 PSU and RSU grant for the CEO (for additional details, please refer to “Statement of Executive Compensation - Summary Compensation Table”);

•                  approved the aggregate 2013 STIP payout of $14.0 million and 2014 LTIP awards of $28.9 million;

•                  in conjunction with the Corporate Governance and Nominating Committee (the “Corporate Governance Committee”) recommended for subsequent approval by the Board:

i.                  the DSU grants to the independent Directors as reported in the “Director Compensation Table”;

ii.               a “Say on Pay” advisory vote at the 2013 and subsequent annual general meetings of Shareholders;

iii.            implementation of an incentive compensation clawback policy (“Clawback Policy”);

iv.            the adoption of a Phantom DSU Plan for future grants to non-executive Directors; and

v.               amendments to the Directors’ compensation structure as described under “Director Compensation”;

•                  approved the 2014 Corporate Scorecard for 2014 STIP corporate performance measurement;

•                  reverted back to a single performance metric (TSR) in the 2014 PSUs and included the Debt/EBITDA performance factor in the 2014 Corporate Scorecard; and

•                  approved the CEO’s 2014 goals and objectives.

Where appropriate, the Compensation Committee obtained advice and comments from Hugessen on the compensation recommendations being proposed by management.

2013 “SAY ON PAY” VOTE

At our 2013 Annual General Meeting, we sought Shareholder feedback on our executive compensation program by adding a “Say on Pay” advisory vote to the agenda. The Compensation Committee and the Board pay careful attention to Shareholder feedback on executive compensation matters. In 2013, over 87% of votes cast were in support of the Board’s approach to compensation. While the Compensation Committee and Board are pleased with this strong support, we were concerned that one proxy advisory firm, Glass, Lewis & Co., LLC (“Glass Lewis”), recommended voting against the Corporation’s “Say on Pay” vote due to “…the company’s clear failure to adequately align executive pay with corporate performance and shareholder interest during the past fiscal year, …”.

20   | MANAGEMENT INFORMATION CIRCULAR

The examples that Glass Lewis points to in support of this statement are: (i) the implementation of a 50% floor in the vesting of the 2010 PSUs that vested in 2013 even though this was consistent with the design of the 2011, 2012 and 2013 PSU grants; (ii) the Compensation Committee approving base salary budget increases in 2012 and 2013; and (iii) increasing the total direct compensation of the CEO and NEOs by approximately 13% over 2012. Glass Lewis also notes that the floor under the PSU grants was changed in 2012 (in respect of 2013 grants) to 50% from the previous 0%.

The Compensation Committee would like to address the concerns raised by Glass Lewis directly:

i.                  50% Minimum Vesting of PSUs

The Compensation Committee and the Board put a 50% floor in the PSUs to provide a more effective retention mechanism in the tight labour market given that Pengrowth was embarking on a significant strategic transformation with a front-end loaded capital project. The 50% floor incorporated into PSUs in 2012 (in respect of 2013 grants) in connection with a reduction in the ceiling from 200% to 150% provided some downside protection for recipients of PSUs during this critical transition phase. After the first commercial phase of Lindbergh is on production and the Corporation is through its strategic repositioning, the Compensation Committee intends to revisit potential LTIP changes such as performance ranges, performance metrics and RSU/PSU mix. It is of note that, had the Corporation left the 0% to 200% vesting range in place for 2013 PSUs, the 2013 TSR portion of the PSUs would have been earned at the 200% level versus the 150% ceiling that now applies.

ii.               Base Salary Budget Increases

The base salary budget increases are overall spending envelope increases and not every staff member, and not every executive officer, benefits from these. In fact, the CEO’s base salary was not adjusted from his appointment in 2009 until 2013 at which point, he received a 5.3% increase. The average base salary increase for the NEOs in 2012 was 1.7% and in 2013 was 4.8%. These increases vary in their amounts and are based, in large part, on shifts in the competitive market for each position in the company, benchmarked against similar roles in our defined peer groups.

iii.            Change in Total Compensation for the CEO and NEOs

The Compensation Committee believes that the Corporation and management performed very well in 2012 and 2013, and looks to several other criteria as well as TSR in making compensation decisions. Specifically, several significant, long-term value creating milestones were achieved in 2012 and which set up the success seen in 2013. These include:

Date	Milestone Achieved
February 2012	First Steam at Lindbergh Pilot
May 31, 2012	$1.6 Billion Acquisition of NAL Energy Corporation Completed
December 21, 2012	Sale of Weyburn Asset Announced
January 11, 2013	First 12,500 bbl/d Commercial Phase of Lindbergh Sanctioned
March 11, 2013	$316 million Weyburn Asset Sale Completed
July 15, 2013	EPEA Approval Received for First 12,500 bbl/d Commercial Phase of Lindbergh
July 15, 2013	Positive Lindbergh Reserves Update
July 16, 2013	$510 million SE Saskatchewan Sale Announced
August 2013	Field Construction Started for First 12,500 bbl/d Commercial Phase of Lindbergh
September 9, 2013	$510 million SE Saskatchewan Sale Closes / $1 billion 2013 Disposition Target Reached

While we are firmly of the belief, and practice, that executive compensation must align with performance and reflect the Shareholder experience, we do not believe Shareholder interests are best served by an absolute correlation between executive compensation and TSR during a period of strategic transformation. In response to unsatisfactory share price performance in 2012, in early 2013, the Board did adjust the corporate and individual performance factors for the three most senior executive officers down to 0.9 which led to significantly lower STIP payments for 2012, and adjusted the company-wide corporate performance factor down from the quantitative results measured on the annual scorecard to 1.1. This also significantly reduced the company-wide STIP payouts and LTIP grants. The Board also paid one half of the three senior most officers’ STIP in the form of RSUs which vest over two years. Accordingly, the Compensation Committee is of the view that the negative Shareholder returns realized in 2012 were properly reflected in executive compensation decisions made given that the executive team and the company actually performed very well in 2012 but this performance was not reflected in the share price until 2013.

2014 “SAY ON PAY” VOTE

We have also included a “Say on Pay” advisory vote in the meeting to which this circular relates and are hopeful that the proxy advisory firms and Shareholders will share the positive view of the Corporation’s very strong performance in 2013 and the Board’s approach to executive compensation.

PENGROWTH ENERGY CORPORATION  MANAGEMENT INFORMATION CIRCULAR |   21

LTIP DESIGN

Since first adopting our new LTIP in May 2010, the payouts under the performance potion of the LTIP have been as follows:

YEAR OF GRANT	PERFORMANCE CRITERIA	VESTING/ EXPIRY DATE	RANGE OF PERFORMANCE FACTORS	ACTUAL PERFORMANCE FACTOR EARNED(5)(6)
2010	• 3 year relative TSR(1)	March 10, 2013	50% to 200%	50% (bottom quartile relative TSR)
2011	• 3 year relative TSR(2)	March 10, 2014	50% to 200%	50% (bottom quartile relative TSR)
2012	• 25% based on relative TSR (3) for each of years 1, 2 and 3 • 25% based on 3 year relative TSR	March 16, 2015	50% to 150%	Year 1 (25%) = 50% (bottom quartile relative TSR) Year 2 (25%) = 150% (top quartile relative TSR) Year 3 (25%) = TBD 3 Year (25%) = TBD
2013	• 50% based on relative TSR (4) (25% for each of years 1, 2 and 3 and 25% for overall 3 year) • 50% based on Debt/EBITDA (33% for each of years 1, 2 and 3)	March 16, 2016	50% to 150%	Relative TSR: Year 1 (12.5%) = 150% (top quartile relative TSR) Year 2 (12.5%) = TBD Year 3 (12.5%) = TBD 3 Year (12.5%) = TBD	Debt/EBITDA Year 1 (16.67%) = 119% (actual Debt/EBITDA was 2.213x) Year 2 (16.67%) = TBD Year 3 (16.66%) = TBD

Notes:

(1)          Peer group for 2010 PSU relative TSR performance measurement included: Advantage Oil & Gas Ltd., ARC Energy Trust, Baytex Energy Trust, Bonavista Energy Trust, Crescent Point Energy Corp., Daylight Resources Trust, Enerplus Resources Fund, NAL Oil & Gas Trust, NuVista Energy Ltd., Penn West Energy Trust and Vermilion Energy Trust.

(2)          Peer group for 2011 PSU relative TSR performance measurement included ARC Resources Ltd., Baytex Energy Corp., Bonavista Energy Corporation, Crescent Point Energy Corp., Daylight Energy Ltd., Enerplus Corporation, NAL Energy Corporation, PennWest Petroleum Ltd., PetroBakken Energy Ltd., Peyto Exploration & Development Corp., Progress Energy Resources Corp., and Vermilion Energy Inc.

(3)          Peer group for 2012 PSU relative TSR performance measurement includes: Advantage Oil & Gas Ltd., ARC Resources Ltd., Baytex Energy Corp., Birchcliff Energy Ltd., Bonavista Energy Corporation, Bonterra Energy Corp., Canadian Natural Resources Limited, Celtic Exploration Ltd., Cenovus Energy Inc., Crescent Point Energy Corp., Crew Energy Inc., Encana Corporation, Enerplus Corporation, Legacy Oil + Gas Inc., NAL Energy Corporation, NuVista Energy Ltd., Paramount Resources Ltd., Penn West Petroleum Ltd., PetroBakken Energy Ltd., Peyto Exploration & Development Corp., Progress Energy Resources Corp., Tourmaline Oil Corp. and Trilogy Energy Corp.

(4)          Peer group for 2013 PSU relative TSR performance measurement is set out above under “2013 Peer Groups”.

(5)          How performance factors are calculated:

Performance Measure	If We Achieve	Then the Performance Multiplier Is*
Relative TSR	< 33rd percentile among our comparator group	50%
(2010 & 2011 Grants)	> 33rd percentile but < 75th percentile	50% to 200%
	> 75th percentile	200%
Relative TSR	< 25th percentile among our comparator group	50%
(2012 – 2014 Grants)	> 25th percentile but < 75th percentile	50% to 150%
	> 75th percentile	150%
Debt to EBITDA Ratio	Debt/EBITDA ratio of:
(2013 Grant)	> 2.8	50%
	= 2.25	100%
	< 1.7	150%

*Straight line interpolation is used for results between minimums and thresholds.

(6)          Percentages in parenthesis reflect the portion of each PSU grant to which the performance factor applies.

Considering our strategic transition and to ensure congruence of long term incentives with the specific goals and objectives of 2013 and 2014, and with the supporting advice of Hugessen, the Compensation Committee and the Board approved the following LTIP elements:

•                  2013 PSU grants (which have three year cliff vesting in March 2016): To enhance the line of sight to key success drivers throughout our strategic transition, we introduced a Debt/EBITDA performance metric in addition to relative TSR. Each performance metric is weighted at half of the PSU. The PSUs are based on three year cliff vesting. The TSR portion of the metric comprises four equal tranches: 25% for relative performance in each of 2013, 2014 and 2015 and 25% over the three year 2013 to 2015 performance period. The Debt/EBITDA performance metric is earned in three equal tranches: 33 1/3% in each of 2013, 2014, and 2015.

The continuation of a 50% minimum vesting provision in our 2013 LTIP grants received some negative commentary from Glass Lewis in its recommendation to vote against our 2013 Say on Pay vote as discussed above. The Compensation Committee and the Board spent a great deal of time reviewing and reflecting on the comments made by Glass Lewis throughout 2013 and ultimately decided to continue the 50% minimum vesting in the PSU grant structure for 2014. In maintaining the 50% minimum vesting, the Compensation Committee and the Board focused on the stage that the Corporation is at in its strategic shift and Lindbergh development. Both of these related long-term initiatives may take time to be reflected in the Corporation’s share price despite being very well executed by senior management and staff. The Compensation Committee and Board are of the view that it is appropriate to moderate volatility in

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compensation resulting from significant short term price fluctuations in response to long-term strategic initiatives. As mentioned above, for 2015 LTIP, this will be reviewed in light of specific 2015 to 2018 strategic objectives.

The terms of the 2011, 2012, 2013 and 2014 PSU grants can be found below under “Long Term Incentive Plan”.

•                  2014 PSU grants (which have three year cliff vesting in March 2017): Performance is based entirely on relative TSR. The relative TSR metric comprises four equal tranches: 25% in each of 2014, 2015 and 2016 (aggregate 75%) and 25% over the three year 2014 to 2016 performance period.

With the supporting advice of Hugessen, the Compensation Committee determined and the Board maintained the following LTIP target awards for the Named Executive Officers (“NEOs”) for 2014:

	LTIP Target Award (% of base salary)
Named Executive Officer	2014	2013
Derek W. Evans, President and Chief Executive Officer	300%	300%
Christopher G. Webster, Chief Financial Officer	250%	250%
Marlon J. McDougall, Chief Operating Officer	250%	250%
Robert W. Rosine, Executive Vice President, Business Development	200%	200%
James E.A. Causgrove, Senior Vice President, Operations and Engineering	200%	200%

2014 REVISED PEER GROUPS

Each year the peer groups for executive compensation and corporate performance benchmarking purposes are reviewed to ensure such are an appropriate reflection of the market.

For 2014 PSU relative TSR performance assessment purposes, the Compensation Committee approved a revised peer group of 32 mid-cap exploration and production companies set out below that are considered to be a close match within Pengrowth’s competitive environment. This group represents the broad cross-section of companies comprising the TSX/S&P Capped Energy Index but excludes certain midstream, pipeline, oilfield service, internationally focused and integrated companies which are not directly comparable to or competitive with Pengrowth for business opportunities and equity capital.

• Advantage Oil & Gas Ltd.	• Canadian Natural Resources Limited	• Legacy Oil + Gas Inc.	• Suncor Energy Inc.
• ARC Resources Ltd.	• Canadian Oil Sands Limited	• Lightstream Resources Ltd.	• Surge Energy Inc.
• Athabasca Oil Corporation	• Cenovus Energy Inc.	• MEG Energy Corp.	• Tourmaline Oil Corp.
• Baytex Energy Corp.	• Crescent Point Energy Corp.	• NuVista Energy Ltd.	• Trilogy Energy Corp.
• Bellatrix Exploration Ltd.	• Crew Energy Inc.	• Paramount Resources Ltd.	• Vermilion Energy Inc.
• Birchcliff Energy Ltd.	• Encana Corporation	• Penn West Petroleum Ltd.	• Whitecap Resources Inc.
• BlackPearl Resources Inc.	• Enerplus Corporation	• Peyto Exploration &
• Bonavista Energy Corporation	• Husky Energy Inc.	Development Corp.
• Bonterra Energy Corp.	• Imperial Oil Limited	• Raging River Exploration Inc.

For 2014 executive compensation purposes, the Compensation Committee approved a peer group of 12 mid-cap domestic exploration and production companies that were considered to be the closest match for comparing executive compensation within Pengrowth’s competitive environment. For 2014 compensation decisions, the reported NEO data from the following companies were consulted:

	2013		December 31, 2013
Issuer Name	Gross Revenue ($millions)	Production (boe/d)	Market Capitalization ($millions)	Assets ($millions)
ARC Resources Ltd.	$1,624	96,087	$9,288	$5,736
Baytex Energy Corp.	$1,368	57,196	$5,222	$2,698
Bonavista Energy Corporation	$964	73,406	$2,603	$4,236
Crescent Point Energy Corp.	$3,526	120,288	$16,293	$12,737
Enerplus Corporation	$1,353	89,793	$3,913	$3,682
Lightstream Resources Ltd.	$1,251	45,521	$1,175	$5,129
MEG Energy Corp.	$1,334	35,317	$6,811	$9,448
Penn West Petroleum Ltd.	$2,827	135,093	$4,338	$12,644
Peyto Exploration & Development Corp.	$562	59,313	$4,842	$2,555
Tourmaline Oil Corp.	$759	74,796	$8,484	$4,696
Trilogy Energy Corp.	$563	34,509	$2,742	$1,547
Vermilion Energy Inc.	$1,274	41,005	$6,367	$3,709
Average	$1,450	71,860	$6,007	$5,735
Pengrowth	$1,593	84,527	$3,430	$6,633
Pengrowth Rank	(4 of 13)	(5 of 13)	(10 of 13)	(4 of 13)

Compensation data from these peers was used to benchmark base salary, and short and long term incentive target values for the executive team.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	23

2013 CORPORATE SCORECARD ASSESSMENT AND 2013 STIP AWARD

Pengrowth’s 2013 Corporate Scorecard was composed of a number of measures that were the key drivers of Pengrowth’s success during the year. This set of key performance indicators with quantitative and qualitative measures and targets for 2013 was recommended by the CEO, reviewed by the Compensation Committee and Hugessen, and approved by the Board early in 2013.

The measures were heavily weighted toward operational and financial results. Each of the measures in the 2013 Corporate Scorecard had a threshold level of performance (typically about 80% of the target level) which had to be reached for the measure to contribute to a payout (threshold achievement is a 0.5 performance factor). There is a target level of performance (performance factor of 1.0) on each element and a stretch level of performance (performance factor of 2.0) above threshold. To achieve a performance factor of 2.0, there must be a significant overachievement of the target. Between threshold and target performance, and between target and the stretch maximum, performance factors are graduated according to the performance level actually reached.

It is the standing practice of the Compensation Committee and the Board to consider the weighted average quantitative results from the corporate scorecard in conjunction with annual shareholder returns, the competitive environment and the CEO’s recommendation in determining the corporate performance factor to apply to the annual STIP payout and LTIP grants.

Results as measured through the corporate scorecard, combined with individual performance, are the determining factors in the amount of annual short term incentive bonus paid to employees. Each Pengrowth employee’s STIP award (including those for the senior executive team and the CEO) is calculated as follows:

STIP Award	=	Base Salary ($) x STIP Target Award (% of Base Salary) x Corporate Performance Factor (0 to 2.0) x Corporate Performance Weighting (% specific to employee)

+

Base Salary ($) x STIP Target Award (% of Base Salary) x Individual Performance Factor (0 to 2.0) x Individual Performance Weighting (% specific to employee)

Each NEO’s target STIP as a percent of salary and individual and corporate performance weightings can be found below on page 35 under “NEO Incentive Summary”.

An assessment of 2013 performance against the 2013 Corporate Scorecard is shown below:

			TARGETS
	Scorecard Component	Weighting	Threshold	Target	Maximum	2013 Results	Performance Factor
PEOPLE, HS&E AND REGULATORY (30%)	HEALTH, SAFETY, ENVIRONMENT & REGULATORY
	A set of health, safety, regulatory and environmental targets. Each target reflects an improvement in prior year’s performance.	15%	Within 10% of industry average	100% of target for each category	10%+ better than industry average	Targets exceeded in respect of proactive reporting, regulatory compliance and reclamation certificates. Target not met on incident frequency.	1.23
	OPERATIONAL EXCELLENCE, PEOPLE AND CULTURE
	Measures of operational excellence.

	Completion of targeted Health and Safety Management System improvements.	15%	2 Implementations Completed	3 Implementations Completed	5 Implementations Completed	Targets achieved. 3 Implementations Completed	1.05
	Cash G&A		$2.99/boe	$2.88/boe	$2.60/boe	Target slightly exceeded. Actual: $2.85/boe
FINANCIAL (20%)	PROPERTY DIVESTITURES
	Dollar value of dispositions in addition to Weyburn.	20%	$300MM	$500MM	$700MM	Maximum achieved. >$700MM completed.	2.0

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			TARGETS
	Scorecard Component	Weighting	Threshold	Target	Maximum	2013 Results	Performance Factor
OPERATIONS (50%)	CAPITAL EFFICIENCY
	Cost to replace production (finding and development costs).	10%	$25.00/boe	$19.00/boe	$15.00/boe	Target achieved. Actual: $19.00/boe. (adjusted to reflect power prices exceeding budget assumptions)	1.0
	PRODUCTION
	Average daily production for the year with an added factor reflecting the exit rate.	20%	84,000 boe/d	86,000 boe/d	88,000 boe/d	Target exceeded. Actual: 87,727 boe/d (adjusted to add back unbudgeted dispositions)	1.9
	Optimization – volume adds	5%	1,000 boe/d	1,500 boe/d	2,500 boe/d	Target exceeded. Actual: 2,400 boe/d	1.9
	OPERATING COSTS
	Measures of cost efficiency.	10%	$15.25/boe	$14.25/boe	$13.00/boe	Threshold met. Actual: $15.00/boe	0.6
	Optimization - cost savings ($MM)	5%	$10	$15	$25	Threshold met. Actual: $10.67	0.0
		100%					138%

As indicated above, our 2013 measurable results came in well above target values on a weighted average basis. Given the significant achievements made in 2013 and 44.7% TSR experienced by our Shareholders in 2013, the Board, upon recommendation of the CEO and the Compensation Committee, approved a performance factor of 1.4, for the corporate performance portion of 2013 STIP awards and 2014 LTIP grants.

CEO PERFORMANCE AND COMPENSATION

In early 2013, the Board approved the CEO’s 2013 goals and objectives. These detailed goals and objectives were consistent with the strategic plan adopted by the Board and the 2013 Corporate Scorecard. These goals and objectives were organized around: leadership; strategy development and execution; operational and financial results; organizational capacity and corporate culture; financial stewardship, investor relations and community impact.

In early 2014, the Compensation Committee completed a formal assessment of the CEO’s performance in 2013. Recognizing the results achieved under the 2013 Corporate Scorecard; the successful asset disposition program; the significant advancement of the Lindbergh commercial project and the increased capital efficiencies realized in 2013, the Compensation Committee assessed Mr. Evans’ personal performance factor at 1.5 for 2013.

The CEO’s 2013 personal performance factor has a direct bearing on his 2013 STIP and 2014 LTIP awards as follows:

2013 STIP Award	=	2013 Actual Base Earnings x 2013 STIP Target Award (100% of 2013 Actual Base Earnings) x Corporate Performance Factor (1.4) x Corporate Performance Weighting (80%)

+

2013 Actual Base Earnings x 2013 STIP Target Award (100% of 2013 Actual Base Earnings) x Individual Performance Factor (1.5) x Individual Performance Weighting (20%)

2014 LTIP Award	=	2014 Base Salary ($) x 2014 LTIP Target Award (300%) x 2013 Corporate Performance Factor (1.4) x Corporate Performance Weighting (80%)

+

2014 Base Salary ($) x 2014 LTIP Target Award (300%) x 2013 Individual Performance Factor (1.5) x Individual Performance Weighting (20%)

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The following table demonstrates the long-term orientation of the Corporation’s executive compensation program by comparing the difference between the reported pay shown in the summary compensation table and the actual pay realized by the CEO since he joined Pengrowth in May 2009.

Year	Total Reported Compensation(1)	Total Realized Compensation(2)	Realized vs. Reported	Realized as a Percentage of Reported
2013	$3,343,413	$1,710,116	($1,633,297)	51%
2012	$2,351,844	$1,399,173	($952,671)	59%
2011	$2,127,093	$1,110,751	($1,016,342)	52%
2010	$1,965,337	$924,000	($1,041,337)	47%
2009	$1,370,654	$446,986	($923,668)	33%
			AVERAGE:	48%

Notes:

(1)          “Total Reported Compensation” is “Total Compensation” from the Summary Compensation Table and includes the grant date value of LTIP.

(2)          “Total Realized Compensation” is compensation actually received by the Chief Executive Officer during the year noted including salary, cash bonus paid in the following March, the vesting date value of previously granted LTIP and all other compensation amounts realized during the year.

The CEO’s pay mix is heavily weighted to pay for performance with STIP and LTIP representing 20% and 60% of his 2013 target compensation package, respectively. The table above shows that the CEO’s realized compensation is well below reported values as a result of an overall decline in Pengrowth’s share price since 2009 and the Corporation’s below median three year TSR performance for the awards vesting in: 2011, 2012 and 2013.

The CEO is required to own common shares (and equivalents) equal to three times his base salary. The following table depicts the CEO’s equity interest in the Corporation. As at December 31, 2013, he had over $3.5 million invested in Common Shares. Mr. Evans has incurred an unrealized loss of $590,837 in the value of his equity ownership in Pengrowth as a result of the decline in the stock price.  The CEO’s compensation is closely aligned with the interests of Shareholders.

CEO Equity at Risk

	Shares	Total Cost of Shares Aquired During the Year		Aggregate Holdings as at December 31, 2013
Year	Acquired During the Year (net)	Market Purchases, ESOP and DRIP	on LTIP Exercise	Number of Shares	Cost Base	Market Value(1)	Market Value vs. Cost Base
2009	155,380	$1,611,971	$0	155,380	$1,611,971	-	-
2010	12,121	$132,449	$0	167,501	$1,744,420	-	-
2011	31,461	$358,687	$0	198,962	$2,103,107	-	-
2012	118,363	$404,657	$349,942	317,325	$2,857,706	-	-
2013	148,011	$363,439	$426,950	465,336	$3,648,095	$3,057,258	($590,837)

Note:

(1)          Based on a December 31, 2013 closing price on the TSX of $6.57.

SENIOR EXECUTIVE TEAM PERFORMANCE AND COMPENSATION

Each member of the senior executive team had a set of 2013 goals and objectives that were consistent with the strategic plan adopted by the Board, the CEO’s 2013 goals and objectives and the 2013 Corporate Scorecard.

In February 2014, the Compensation Committee reviewed the CEO’s assessments of the 2013 performance and compensation recommendations for each member of the senior executive team. Each compensation recommendation is based on performance and grounded in the comparative compensation data reference earlier. After deliberation, the Compensation Committee recommended for approval by the Board of Directors the 2014 base salary, 2013 STIP award and 2014 LTIP award for each member of the senior executive team.

OVERALL ASSESSMENT AND CONCLUSIONS

We believe that our executive compensation program is appropriately structured and balanced and is in line with key issues of interest to Shareholders and regulators. In particular, the Compensation Committee actively oversees the design of a program where: (i) pay is tied to performance; (ii) total pay is in line with the revised executive compensation peer group; (iii) the pay mix for the CEO and the entire senior executive team reflects a significant amount of pay “at risk”; and (iv) the overall company risk profile is uncompromised by compensation structure.

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In January 2013, the Canadian Coalition of Good Governance ("CCGG") released its revised Executive Compensation Principles. Pengrowth’s alignment with these principles is described below:

CCGG Principle		Pengrowth Position

1.	A significant component of executive compensation should be “at risk” and based upon performance.

The CEO’s base pay comprises only 20% of his annual target total direct compensation with STIP (20%) and LTIP (60%) comprising the balance. 80% of his STIP and LTIP awards are directly tied to corporate performance. For the CFO and COO, base pay represents less than 25% of their target total direct compensation and 75% of their incentive compensation is directly tied to corporate results.

2.	“Performance” should be based on key business metrics that are aligned with corporate strategy and the period during which risks are being assumed.

STIP awards are based upon a quantitative assessment against key annual performance metrics and modified, if appropriate, by the use of “informed judgment” by the Compensation Committee and the Board with input from the CEO.

LTIP is “at risk” for stock price on the RSUs and stock price and corporate performance on the PSUs. The three year structure of the LTIP is appropriate to the business and the strategic plan.

3.	Executives should build equity in the company to align their interests with those of shareholders.

Executive ownership guidelines are in place. The CEO is required to hold a minimum of three times his annual base salary in Common Shares (and equivalents). The other NEOs are required to hold two times their respective base salaries in Common Shares (and equivalents). All of the NEOs hold Common Shares (and equivalents) in excess of the minimum ownership guidelines.

4.

A company may choose to offer pensions, benefits and severance and change-of-control entitlements. When such perquisites are offered, the company should ensure that the benefit entitlements are not excessive.

Pengrowth has no pension plan and offers industry competitive benefits and perquisites which represent a very modest portion of the pay package of the senior executive team. Executive employment agreements are generally consistent with industry standard and do not provide for excessive payouts on change in control or severance.

5.	Compensation structure should be simple and easily understood by management, the board and shareholders.

Pengrowth’s compensation programs have been developed in consultation with outside advisors and are very similar to those employed by the Corporation’s peers. The programs are well understood by the employees, management, the Compensation Committee and the Board. They are also fully described and disclosed to the Shareholders.

6.	Boards and shareholders should actively engage with each other and consider each other’s perspective on executive compensation matters.

The Corporation is very mindful of the interests of Shareholders in the design and administration of its executive compensation programs. The Corporation has implemented a Clawback Policy and will have an advisory vote on executive compensation at its 2014 annual meeting of Shareholders and considered comments raised by proxy advisory firms.

Linkage Between Executive Compensation and Risk Management

The Compensation Committee and the Board is mindful of the need to balance risk and reward in executive compensation. In early 2014, the Compensation Committee undertook its annual risk assessment of Pengrowth’s executive compensation program and related governance and administrative processes. While the CEO and his senior executive team clearly have a large proportion of their compensation at risk, the compensation structure and mix of short and long term rewards reinforces an appropriate level of risk

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taking behaviour and does not encourage sub-optimization or reward actions that could produce short term success at the cost of long term sustainable Shareholder results. Importantly, the Board monitors and reviews all significant capital expenditure and corporate performance against the approved strategic plan, annual budget, annual corporate scorecard and the CEO’s goals and objectives on a regular basis. In addition, certain safeguards have been built into our compensation program including: the imposition of caps on compensation payments which provide upper payout boundaries; multiple performance metrics; a Clawback Policy; an anti-hedging policy which ensures that executives and Directors cannot participate in speculative activity related to our Common Shares; and policies which limit authorities on expenditures. After due consideration of the risk assessment, the Compensation Committee concluded that Pengrowth’s executive compensation program as currently designed does not encourage excessive risk taking and the compensation-related governance processes are more than adequate.

Best Practice Features

Embedded in our overall compensation program are additional features that strengthen the links between the interests of our executive officers and those of our Shareholders. The following table outlines some of the practices that are described above and below in our “Compensation Discussion and Analysis”:

•                  Share ownership guidelines for the senior executive team

•                  Share ownership requirements for Directors

•                  Over 80% of CEO pay is at risk

•                  Performance based compensation is subject to clawback provisions in cases of executive misconduct

•                  Thorough assessment of performance each year

•                  A balanced compensation mix of both short and long term incentives

•                  Independent compensation consultant hired by, and reporting directly to, the Compensation Committee

•                  Limits placed on variable compensation to moderate volatility

•                  Annual “Say on Pay” advisory vote

•                  No large perquisites - any perquisites are limited with specific business rationale

•                  No pension plans

•                  No transfer of LTIP (except in the case of death)

•                  No hedging in, or pledging of, Pengrowth securities

•                  No extensions of LTIP grants and no increasing of the limits on insider participation or pool size without Shareholder approval

•                  No loans to purchase Pengrowth securities

Open Communication

We, as a Board, strive to provide our Shareholders and employees with fulsome and relevant information regarding our executive compensation program. We invite you to give us any feedback on our executive compensation disclosure which follows, and our compensation programs and overall employee compensation, via email addressed to the undersigned in care of our Corporate Secretary at corporate.secretary@pengrowth.com.

In conclusion, the Compensation Committee asserts that Pengrowth’s compensation program is aligned with Shareholders’ interests and that we have a program that supports the execution of our strategic plan.

Submitted on behalf of the Compensation Committee of the Board.

D. Michael G. Stewart (Chair)

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COMPENSATION DISCUSSION AND ANALYSIS (“CD&A”)

This CD&A describes:

i.                  the overall pay-for-performance philosophy which drives the design of our compensation program;

ii.               the significant elements of our executive and director compensation programs;

iii.            the strong linkages between our executive compensation program and our overall strategy;

iv.            the principles on which we make compensation decisions and determine the amount of each element of executive and director compensation; and

v.               the disclosure and the rationale for the material compensation decisions made by the Compensation Committee for the fiscal year ended December 31, 2013.

This CD&A should be read in conjunction with the preceding Compensation Committee report.

NAMED EXECUTIVE OFFICERS (“NEOS”)

The following is a discussion of the compensation arrangements with our CEO, CFO, and the three other most highly compensated executive officers for the year ended December 31, 2013. For the year ended December 31, 2013, the NEOs in this CD&A are:

Mr. Derek W. Evans, President and Chief Executive Officer

Mr. Christopher G. Webster, Chief Financial Officer

Mr. Marlon J. McDougall, Chief Operating Officer

Mr. Robert W. Rosine, Executive Vice President, Business Development

Mr. James E.A. Causgrove, Senior Vice President, Operations and Engineering

MANDATE AND COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee assists the Board in overseeing the design and administration of key compensation and human resource policies and compensation for the executive team including the CEO. The Compensation Committee reports to the Board and is governed by terms of reference adopted by the Board, which are available at www.pengrowth.com. The Compensation Committee is currently composed of Messrs. D. Michael G. Stewart (Chair), Kelvin B. Johnston, A. Terence Poole and John B. Zaozirny. Until his retirement from the Board in June 2013, Mr. Thomas A. Cumming was also a member of the Compensation Committee. Upon Mr. Cumming’s retirement, Mr. Poole was appointed to the Compensation Committee. Each member of the Compensation Committee is an independent member of the Board and has experience in executive and corporate compensation programs. None of the members of the Compensation Committee are, or have been, officers or employees of Pengrowth.

COMPENSATION CONSULTANT

The Compensation Committee has engaged an independent compensation consultant, Hugessen, to provide advice on executive and other compensation matters.

Hugessen was originally engaged in 2009 and has provided specific support and advice to the Compensation Committee in determining compensation for our officers. This support has included attendance at all meetings of the Compensation Committee and the provision of general market observations, benchmark market data and independent compensation analysis. The Compensation Committee is kept aware of any other work that Hugessen performs on behalf of management.

EXECUTIVE COMPENSATION – RELATED FEES

In discharging its responsibilities, the Compensation Committee takes into consideration information and advice provided by management, industry compensation surveys from Mercer and publicly available executive compensation data, as well as the information and recommendations provided by Hugessen.

The table below sets out the fees paid to Hugessen and Mercer in 2012 and 2013 related to executive compensation and other matters. Other fees for Mercer relate to non-executive compensation data and surveys and, in 2013, a review of retirement practices among peer companies. For Hugessen, other fees relate to a review of director compensation.

	HUGESSEN		MERCER
	2013	2012	2013	2012
Executive Compensation related fees	$93,400	$102,800	$28,300	$97,600
All other fees(1)	$32,000	$14,400	$49,000	$13,200
Total Fees	$125,400	$117,200	$77,300	$110,800

Note:

(1)          Other fees relates to Director compensation reviews and general compensation plan reviews conducted by Hugessen and to various surveys and reports conducted by Mercer.

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2013 PEER GROUPS

Our target compensation levels are determined in relation to the compensation level of a specific group of Canadian domestic oil and gas producers and with which we compete for talent. Compensation data is available through a combination of public disclosure and compensation surveys prepared by independent consulting firms. For 2013 executive compensation purposes, the Compensation Committee approved a peer group of mid-cap exploration and production companies that were considered to be the closest match for comparing executive compensation within Pengrowth’s competitive environment:

	2011		December 31, 2011
Issuer Name	Revenue ($millions)	Production (boe/d)	Market Capitalization ($millions)	Assets ($millions)
ARC Resources Ltd.	$1,438	83,416	$7,251	$5,324
Baytex Energy Corp.	$1,306	50,132	$6,716	$2,462
Bonavista Energy Corporation	$1,044	69,332	$3,757	$3,924
Crescent Point Energy Corp.	$2,191	73,799	$12,974	$8,734
Enerplus Corporation	$1,364	75,332	$4,683	$5,723
MEG Energy Corp.	$1,033	26,605	$8,043	$6,201
Penn West Petroleum Ltd.	$3,667	163,094	$9,517	$15,584
Petrobank Energy and Resources Ltd.	$1,195	40,998	$1,126	$6,918
Peyto Exploration & Development Corp.	$387	35,465	$3,365	$1,800
Progress Energy Resources Corp.	$343	31,007	$4,223	$2,711
Tourmaline Oil Corp.	$1,032	35,202	$4,375	$2,735
Vermilion Energy Inc.	$1,195	40,998	$1,126	$6,918
Average	$1,364	$62,217	$6,003	$5,647
Pengrowth	$1,480	73,973	$3,877	$5,465
Pengrowth Rank	(3 of 13)	(4 of 13)	(9 of 13)	(6 of 13)

Compensation data from these peers was used to benchmark base salary and short and long term incentive target values. At the time, the Compensation Committee concluded that these peers represented the competitive market for senior executive talent, had comparable executive roles and had compensation structures that could readily be benchmarked with Pengrowth.

For assessing the relative TSR performance of our 2013 PSUs, the Compensation Committee approved a larger peer group of 34 exploration and production companies:

• Advantage Oil & Gas Ltd.	• Cenovus Energy Inc.	• PetroBakken Energy Ltd.
• ARC Resources Ltd.	• Crescent Point Energy Corp.	• Petrobank Energy and Resources Ltd.
• Athabasca Oil Corporation	• Crew Energy Inc.	• Peyto Exploration & Development Corp.
• Bankers Petroleum Ltd.	• Encana Corporation	• Progress Energy Resources Corp.
• Baytex Energy Corp.	• Enerplus Corporation	• Suncor Energy Inc.
• Birchcliff Energy Ltd.	• Husky Energy Inc.	• Talisman Energy Inc.
• BlackPearl Resources Inc.	• Imperial Oil Limited	• Tourmaline Oil Corp.
• Bonavista Energy Corporation	• Legacy Oil + Gas Inc.	• Trilogy Energy Corp.
• Bonterra Energy Corp.	• MEG Energy Corp.	• Vermilion Energy Inc.
• Canadian Natural Resources Limited	• Nexen Inc.	• Whitecap Resources Inc.
• Canadian Oil Sands Limited	• Paramount Resources Ltd.
• Celtic Exploration Ltd.	• Penn West Petroleum Ltd.

The above peer group was compiled based on the members of the TSX/S&P Capped Energy Index but excludes certain midstream, pipeline, oilfield service, internationally focused and integrated companies which are not directly comparable to or competitive with Pengrowth for business opportunities and equity capital.

In early 2014, the Compensation Committee approved revised peer groups for executive compensation and 2014 corporate performance assessment purposes (see “Compensation Committee Report – 2014 Revised Peer Groups” above).

COMPENSATION APPROVAL PROCESS

In determining our executives’ annual compensation, the Compensation Committee assesses individual performance; considers market data for similar positions within the executive compensation peer group; and with respect to STIP and LTIP, measures performance against agreed goals and objectives and the current year’s corporate scorecard and Pengrowth’s performance compared to the relevant peer companies.

The Compensation Committee reviews the compensation levels for each executive to ensure consistency and appropriateness of:

•                  corporate and individual performance;

•                  the competitive market;

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•                  current industry circumstances; and

•                  relative positioning of each executive with external and internal peers.

During in-camera sessions, the advice of the independent compensation consultant is received and considered.

COMPENSATION ELEMENTS

The key elements of our compensation program reflect our pay for performance philosophy and are depicted in the table below:

	TOTAL DIRECT COMPENSATION				INDIRECT COMPENSATION
PROGRAM	Base Salary	Annual Incentives	Long-Term Incentives		Employee Share Ownership, Group Benefit and Perquisite Programs

PURPOSE	Compensates executives for foundational leadership and management skills and the degree of accountability inherent in their roles	Rewards executives for their contribution to the achievement of annual financial and non-financial goals	Rewards executives for creating sustained shareholder value and achieving specific performance objectives	+	Aligns interests with shareholders and invests in employee health and well-being

TARGETED % OF TOTAL COMPENSATION RECEIVED	CEO - 20% COO - 23% CFO - 23% EVPs - 28% SVPs - 28%	CEO - 20% COO - 18% CFO - 18% EVPs - 17% SVPs - 17%	CEO - 60% COO - 59% CFO - 59% EVPs - 55% SVPs - 55%		-

PERFORMANCE PERIOD	-	1 Year	3 Years		-

Payout at Risk

To implement our compensation and rewards philosophy, a competitive market median position is established for each role in the Corporation. A range around the median base pay position is established such that developing employees are placed below the median in their range and experienced and highly qualified individuals may be placed above the median position. Target levels for annual STIP and LTIP are generally set at the market median position for the role.

Base Salaries

The base salaries of all employees are reviewed annually. Factors considered when establishing and adjusting base salaries for the NEOs include:

•                  the individual’s recent and historical performance and contribution to our success;

•                  the scope of responsibility and accountability within Pengrowth;

•                  comparable base salaries in the compensation peer group;

•                  general market conditions; and

•                  appropriate relative positioning and internal equity within the executive group.

Base salary adjustments are generally made on March 1st of each year. Further information on the base salaries of the NEOs is in the “Statement of Executive Compensation – Summary Compensation Table”.

The following table reflects the 2013 base salary decisions of the Board with respect to the 2013 NEOs and comparative statistics for these same individuals for 2011 and 2012.

	BASE SALARY			% CHANGE IN BASE SALARY
NEO	2011	2012	2013	2011-2012	2012-2013
Derek W. Evans	$475,000	$475,000	$500,000	0%	5.3%
Christopher G. Webster	$320,000	$330,000	$345,000	3.1%	4.5%
Marlon J. McDougall(1)	$360,000	$370,000	$385,000	2.8%	4.1%
Robert W. Rosine	$316,000	$325,000	$338,000	2.9%	4.0%
James E.A. Causgrove	$290,000	$300,000	$310,000	3.5%	3.3%
Total for NEOs	$1,761,000	$1,800,000	$1,878,000	n/a	n/a
Average	$352,200	$360,000	$375,600	2.2%	4.3%

Note:

(1)          Marlon McDougall’s 2011 base salary reflects an annualized number. His employment commenced on August 8, 2011 and he was paid $143,308 for the period from August 8, 2011 to December 31, 2011.

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Short Term Incentive Plan

Our STIP aims to align the annual rewards of employees with the interests of Shareholders. The plan is based upon a series of corporate and individual performance measures and objectives established at the beginning of each performance year. Each employee has an STIP target, expressed as a percentage of base salary. Individual STIP targets vary by organization level, with more senior positions having proportionately more pay at risk; and weighted more heavily towards corporate performance (80% in the case of the CEO), reflecting the nature and impact of their contributions. The Compensation Committee approves the annual STIP target percentage of base salary for each of our executive officers. In doing so, the Compensation Committee takes into account the officer’s respective responsibilities, base salary, internal equity and the positioning of his or her short-term incentive target compared to market.

At the beginning of each fiscal year, the Board receives the recommendations of the Compensation Committee and approves a Corporate Scorecard reflecting the year’s performance targets. These performance factors are primarily quantitative in nature and are communicated to our entire workforce. Greater weight is assigned to quantifiable and measurable operational and financial performance indicators to focus all employees on performance measures and outcomes that are within their influence. Each performance factor has a threshold, target and stretch level. If we do not achieve the threshold level of performance for any particular factor, no credit will be granted for that factor in the calculation of the corporate performance factor and STIP payout. When the annual results for STIP payment levels, as recommended by the CEO, are reviewed by the Compensation Committee at year end, factors including scorecard performance, Shareholder returns, the competitive staffing environment and peer group performance are considered. An overall corporate performance factor is approved by the Board and determines each employee’s payout on the corporate portion of the STIP award.

The Board, on the recommendation of the Compensation Committee, approved a 2013 corporate performance factor of 140% to determine 2013 STIP awards for employees. See the discussion of our performance relative to our 2013 Corporate Scorecard and STIP award determination under “Compensation Committee Report – 2013 Corporate Scorecard Assessment and 2013 STIP Award” above.

Long Term Incentive Plan

Our LTIP is designed to reward the creation of value for our Shareholders over several years and to align employees’ interests with those of Shareholders. The plan is intended to attract and retain talented employees. Eligible participants under the LTIP include all permanent employees, Directors and officers of, and service providers to, Pengrowth (“Participants”). The LTIP has a rolling and reloading maximum number of Common Shares reserved for issuance equivalent to 3.2% of the number of Common Shares that are issued and outstanding from time to time.

Notwithstanding the above limit, the aggregate number of Common Shares issuable at any time to non-officer Directors under the LTIP may not exceed the lesser of: (i) 0.5% of the issued and outstanding Common Shares; or (ii) $100,000 per Director on an annual basis. In addition to the above limitations, the rules of the Toronto Stock Exchange (“TSX”) prescribe that the aggregate number of Common Shares issuable at any time to “insiders” under the LTIP when combined with all of our other security-based compensation arrangements may not, in the aggregate, exceed 10% of the issued and outstanding Common Shares. Further, during any one year period, we cannot issue to such insiders under the LTIP when combined with all of our other security-based compensation arrangements, in the aggregate, a number of Common Shares exceeding 10% of the issued and outstanding Common Shares.

In the event that an expiry date of any unit issued under our LTIP (“Unit”) falls within a prescribed blackout period applicable to a Participant, or within 10 business days after the expiry of a blackout period applicable to a Participant, then the expiry date of the affected Units shall be the date that is the 10th business day after the expiry date of the relevant blackout period.

Our LTIP for employees comprises two elements:

•                  Restricted Share Units (“RSUs”), with value that varies with the future price of our Common Shares. Each RSU vests in 1/3 tranches on the first, second and third anniversaries of the date of the grant. The number of Common Shares ultimately issued on exercise of vested RSUs will be equal to the number of RSUs initially awarded to the holder, plus the reinvestment of notional dividends paid during the three year term of the RSU.

•                  Performance Share Units (“PSUs”), with value that depends on our corporate performance against pre-established metrics over a three year performance period. Each PSU entitles the holder to a number of Common Shares to be issued at the end of the third year after grant. The PSUs and number of Common Shares issued on exercise are adjusted to reflect the reinvestment of notional dividends. The performance criteria and vesting ranges for PSUs granted since 2010 are as follows:

YEAR OF GRANT	PERFORMANCE CRITERIA	VESTING/ EXPIRY DATE	RANGE OF PERFORMANCE FACTORS	ACTUAL PERFORMANCE FACTOR EARNED(6)(7)
2010	• 3 year relative TSR(1)	March 10, 2013	50% to 200%	50% (bottom quartile relative TSR)
2011	• 3 year relative TSR(2)	March 10, 2014	50% to 200%	50% (bottom quartile relative TSR)
2012	• 25% based on relative TSR(3) for each of years 1, 2 and 3 • 25% based on 3 year relative TSR	March 16, 2015	50% to 150%	Year 1 (25%) = 50% (bottom quartile relative TSR) Year 2 (25%) = 150% (top quartile relative TSR) Year 3 (25%) = TBD 3 Year (25%) = TBD

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YEAR OF GRANT	PERFORMANCE CRITERIA	VESTING/ EXPIRY DATE	RANGE OF PERFORMANCE FACTORS	ACTUAL PERFORMANCE FACTOR EARNED(6)(7)
2013	• 50% based on relative TSR(4) (25% for each of years 1, 2 and 3 and 25% for overall 3 year) • 50% based on Debt/EBITDA (33% for each of years 1, 2 and 3)	March 16, 2016	50% to 150%	Relative TSR: Year 1 (12.5%) = 150% (top quartile relative TSR) Year 2 (12.5%) = TBD Year 3 (12.5%) = TBD 3 Year (12.5%) = TBD	Debt/EBITDA Year 1 (16.67%) = 119% (actual Debt/EBITDA was 2.213x) Year 2 (16.67%) = TBD Year 3 (16.66%) = TBD
2014	• 25% based on relative TSR(5) for each of years 1, 2 and 3 • 25% based on three year relative TSR	March 16, 2017	50% to 150%	Year 1 (25%) = TBD, Year 2 (25%) = TBD Year 3 (25%) = TBD 3 Year (25%) = TBD

Notes:

(1)          Peer group for 2010 PSU relative TSR performance measurement included: Advantage Oil & Gas Ltd., ARC Energy Trust, Baytex Energy Trust, Bonavista Energy Trust, Crescent Point Energy Corp., Daylight Resources Trust, Enerplus Resources Fund, NAL Oil & Gas Trust, NuVista Energy Ltd., Penn West Energy Trust and Vermilion Energy Trust.

(2)          Peer group for 2011 PSU relative TSR performance measurement included: ARC Resources Ltd., Baytex Energy Corp., Bonavista Energy Corporation, Crescent Point Energy Corp., Daylight Energy Ltd., Enerplus Corporation, NAL Energy Corporation, PennWest Petroleum Ltd., PetroBakken Energy Ltd., Peyto Exploration & Development Corp., Progress Energy Resources Corp., and Vermilion Energy Inc.

(3)          Peer group for 2012 PSU relative TSR performance measurement includes: Advantage Oil & Gas Ltd., ARC Resources Ltd., Baytex Energy Corp., Birchcliff Energy Ltd., Bonavista Energy Corporation, Bonterra Energy Corp., Canadian Natural Resources Limited, Celtic Exploration Ltd., Cenovus Energy Inc., Crescent Point Energy Corp., Crew Energy Inc., Encana Corporation, Enerplus Corporation, Legacy Oil + Gas Inc., NAL Energy Corporation, NuVista Energy Ltd., Paramount Resources Ltd., Penn West Petroleum Ltd., PetroBakken Energy Ltd., Peyto Exploration & Development Corp., Progress Energy Resources Corp., Tourmaline Oil Corp. and Trilogy Energy Corp.

(4)          Peer group for 2013 PSU relative TSR performance measurement is set out above under “2013 Peer Groups”.

(5)          Peer group for 2014 PSU relative TSR performance measurement is set out above under “2014 Revised Peer Groups”.

(6)          How performance factors are calculated:

Performance Measure	If We Achieve	Then the Performance Multiplier Is*
Relative TSR	< 33rd percentile among our comparator group	50%
(2010 & 2011 Grants)	> 33rd percentile but < 75th percentile	50% to 200%
	> 75th percentile	200%
Relative TSR	< 25th percentile among our comparator group	50%
(2012 – 2014 Grants)	> 25th percentile but < 75th percentile	50% to 150%
	> 75th percentile	150%
Debt to EBITDA Ratio	Debt/EBITDA ratio of:
(2013 Grant)	> 2.8	50%
	= 2.25	100%
	< 1.7	150%

*Straight line interpolation is used for results between minimums and thresholds.

(7)          Percentages in parenthesis reflect the portion of each PSU grant to which the performance factor applies.

Directors receive a separate type of LTIP award of Deferred Share Units (“DSUs”), with value that varies with the future price of our Common Shares. Prior to 2014, DSUs were issued to Directors and vested immediately but are not exercisable by the Directors until they cease to be a member of our Board. The number of Common Shares ultimately issued will be equal to the number of DSUs initially awarded to the holder, adjusted to reflect the reinvestment of notional dividends paid during the term. Commencing in 2014, the Directors now receive Phantom DSUs which are essentially the same as the previous DSUs but they are cash-settled upon leaving the Board.

In early 2014, the Board, with the recommendation of the Compensation Committee and advice from Hugessen, determined that for PSUs granted in 2011, which vested in March 2014, a minimum performance multiplier of 50% was warranted. Performance was based on Pengrowth’s relative performance against the competitive peer group established at the outset of the 2011 – 2013 performance period.

For the 2012 PSUs, the first 25% tranche of the grant (for 2012 performance) was set as having been earned at a 50% multiplier, while the second 25% tranche of the grant (for 2013 performance) was set as having been earned at a 150% multiplier. These 2012 PSUs will vest in March 2015.

For the 2013 PSUs, the first 25% tranche (for 2013 performance) of the 50% related to relative TSR was set as having been earned at a 150% multiplier and the first 33.33% of the 50% related to the Debt/EBITDA was set as having been earned at a 119% multiplier.

Upon any Participant ceasing to be employed by, or a service provider ceasing to be engaged by, us for any reason, any unvested RSUs and PSUs will expire. Notwithstanding the foregoing: (i) if a Participant ceases to be an officer, employee or service provider to us because of total or permanent long-term disability, any PSUs or RSUs previously credited to such Participant which have not yet vested continue to vest in accordance with their terms; (ii) if a Participant ceases to be an officer, employee or service provider to us because

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of retirement, any PSUs or RSUs previously credited to such Participant in the previous two calendar years which have not yet vested continue to vest in accordance with their terms and any PSUs or RSUs credited to such Participant in the current calendar year shall be retained by the Participant and continue to vest as to one thirty-sixth for each month worked prior to retirement between March 1st in the current calendar year and February 28th in the subsequent calendar year with any residual RSUs and PSUs cancelled upon retirement. In the event of the death of a Participant, all Units held by that Participant that have not yet vested shall immediately vest, be exercised and sold by the Corporation for the benefit of the estate through the facilities of the TSX.

Upon a Participant commencing a leave of absence, unless otherwise determined by the Board in its sole discretion, any Units previously credited to such Participant’s account which have not vested shall not vest during the Participant’s leave of absence, unless the Participant’s employment is terminated during such period, in which case the termination provisions of the LTIP shall apply. Upon the Participant’s return to service, any Units previously credited to such Participant’s account which did not vest prior to the Participant’s leave of absence or expire during such leave shall continue to vest in accordance with their terms but only a pro rata proportion of the aggregate number of Units credited to the Participant’s account that would otherwise vest shall vest based on the number of days during which the Participant provided services to us and was not on a leave of absence during the period.

If, before the vesting of a Unit in accordance with its terms, a Change of Control (as defined in the LTIP) occurs then, unless otherwise determined by the Board prior to the Change of Control, immediately prior to the time a Change of Control occurs, all previously unvested Units credited to a Participant’s account shall immediately vest; provided, however, that such vesting of Units shall, unless otherwise determined in advance by the Board, be effective as of the date of the Change of Control and shall be conditional on the consummation of the Change of Control.

If the number of outstanding Common Shares is increased or decreased as a result of a subdivision, consolidation, reclassification or recapitalization and not as a result of the issuance of Common Shares for additional consideration or by way of a dividend in the ordinary course, then, subject to TSX approval, the Board shall make appropriate adjustments to the number of Units outstanding provided that the dollar value of Units credited to a Participant’s account immediately after such an adjustment shall not exceed the dollar value of the Units credited to such Participant’s account immediately prior to the event.

Rights issued under our LTIP are not assignable other than for estate settlement purposes.

Subject to the approval of the TSX, we have the ability to make certain amendments to the LTIP without seeking Shareholder approval. These include:

(i)                                     amendments of a “housekeeping” or administerial nature;

(ii)                                  amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

(iii)                               amendments respecting the administration of the LTIP;

(iv)                               amendments to the vesting provisions of the LTIP or of any Unit;

(v)                                  amendments to the early termination provisions of the LTIP or any Unit, whether or not such Unit is held by an insider;

(vi)                               amendments to the termination provisions of the LTIP, or any Unit, other than a Unit held by an insider in the case of an amendment extending the term of a Unit;

(vii)                            the addition of a cashless exercise feature, payable in cash or Common Shares; and

(viii)                         any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Without limiting the generality of the foregoing, Shareholder approval will be required, in accordance with the policies of the TSX, in order for us to:

(i)                                     extend the term of a Unit beyond the original expiry date;

(ii)                                  amend the LTIP to change the definition of “Participant” that may permit the introduction of non-employee directors on a discretionary basis or amendments to any limits imposed on non-employee directors;

(iii)                               amend the LTIP to permit the transfer or assignment of Units other than for normal estate settlement purposes;

(iv)                               amend the LTIP to remove or exceed the insider participation limits set out above;

(v)                                  increase the fixed percentage of issued and outstanding securities issuable pursuant to the LTIP; and

(vi)                               modify or amend the amending provisions of the LTIP.

Based on competitive data from the executive compensation peer group, the Compensation Committee has set an annual LTIP target for each of the NEOs applied as a percentage of the current salary of the NEO. The targets and weightings for the NEOs are shown in the NEO Incentives Summary table below.

Following our conversion to a dividend-paying corporation effective January 1, 2011 (the “Conversion”) and the implementation of the current LTIP, three legacy long term incentive plan components have either been terminated or are being wound-down.

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The following tables summarize our current and legacy or inactive long term incentive plans for employees:

CURRENT LTIP
	Description	Eligibility
Restricted Share Unit (RSU)	Each RSU entitles the holder to a number of Common Shares to be issued after vesting over three years. Each vesting is one third of the grant plus reinvestment of notional dividends.	All Employees
Performance Share Unit (PSU)

Each PSU entitles the holder to a number of Common Shares to be issued in the third year after grant. The PSUs and the number of Common Shares issuable on exercise are adjusted to reflect the reinvestment of notional dividends. The performance criteria, vesting ranges and dates are described above.

Salaried Employees in Senior and Professional Roles
Phantom Deferred Share Unit (PDSU)

Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including the reinvestment of notional dividends) to be paid on the individual ceasing to be a Director for any reason.

Directors

LEGACY/INACTIVE LTIP
	Description	Expiry Date
Share Unit Options	Upon Conversion, participants who held former Trust Unit Rights “in the money” were given the option to convert these rights into options at the original grant price.	January 2015
Deferred Entitlement Unit (DEU)	The only DEUs outstanding are those held by Directors. These DEUs are not adjusted by any performance factor and cannot be exercised until the Director is no longer a member of our Board.	expired March 2013 (DEUs held by Directors continue until the last of our current Directors leaves the Board)
Deferred Share Unit (DSU)

Prior to 2014, DSUs were granted only to Directors and vested immediately. Each DSU entitles the holder to a number of Common Shares plus reinvestment of notional dividends to be issued on the individual ceasing to be a Director for any reason.

Upon the last of our current Directors leaving the Board

2013 Option Exercises

The following table sets out the options exercised by two of our NEOs in 2013 which were previously granted under a legacy LTIP plan. No other NEOs exercised options in 2013.

	Option Grant Date	Exercise Price	Number of Options Exercised	Gain on Exercise
Christopher Webster	March 4, 2009	$6.11	117,000	$70,410
James E.A. Causgrove	March 4, 2009	$6.11	94,920	$60,657

NEO Incentive Summary

The following table sets out the STIP and LTIP targets in 2013 for each NEO as a percentage of their respective base salary. Achievement of individual and corporate objectives, according to the specific weightings for each NEO, is the basis for the annual STIP award and LTIP grant. NEO’s LTIP grants are in the form of 50% RSUs and 50% PSUs.

NEO	Targets		Performance Weighting
	STIP	LTIP	Corporate	Individual
Derek W. Evans, President and Chief Executive Officer	100%	300%	80%	20%
Christopher G. Webster, Chief Financial Officer	75%	250%	80%	20%
Marlon J. McDougall, Chief Operating Officer	75%	250%	80%	20%
Robert W. Rosine, Executive Vice President, Business Development	60%	200%	70%	30%
James E.A. Causgrove, Senior Vice President, Operations and Engineering	60%	200%	70%	30%

BENEFITS AND PERQUISITES

All of our employees, including the NEOs, participate in a market competitive flexible benefits program, which includes forms of insurance, extended health and dental coverage, short and long-term disability coverage, health and personal spending accounts and emergency travel assistance.

The executive management team is offered a limited number of perquisites to maintain market competitiveness and assist them in carrying out their duties effectively. Perquisites include a vehicle allowance and parking. The value of perquisites for each of the NEOs is less than the lesser of $50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading “Summary Compensation Table” on page 40 below.

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SHARE OWNERSHIP PLAN

We have a share ownership plan to encourage all employees to save for their future, while also affording the opportunity to expand the employee’s ownership stake in Pengrowth. The ownership plan itself consists of two aspects: the Employee Share Ownership Plan (the “Employee Share Ownership Plan”) and the group Registered Retirement Savings Plan (the “RRSP”).

We match employee contributions to the Employee Share Ownership Plan on a 1.5:1 basis up to a total of 8% of the contributor’s base salary. Employee Share Ownership Plan contributions are in the form of Common Shares purchased on the secondary market. Both the individual’s and the Corporation’s contribution portions are subject to restrictions on withdrawal.

The RRSPs provide employees an opportunity to save for retirement through the share ownership matched plan or through a separate group RRSP. Employees may contribute 1-18% of their base annual salary to the RRSP (within Canada Revenue Agency guidelines).

Pengrowth does not sponsor any defined contribution or defined benefit pension plans.

SHARE OWNERSHIP GUIDELINES

We maintain minimum share ownership guidelines for all officers to further align executive and shareholder interests.

In calculating the value of Common Shares owned, all Common Shares owned, directly or indirectly, by the executive, as disclosed on the System for Electronic Disclosure by Insiders (“SEDI”), are included. In addition, any Common Shares acquired and held through the ESOP and the dividend reinvestment and optional common share purchase plan (“DRIP”) are included in the total value of Common Shares owned, whether or not they have yet been disclosed on SEDI. Also included are any Common Shares issuable pursuant to RSUs and the minimum (50%) vesting of PSUs. The minimum ownership guidelines are expected to be reached within three years of an officer’s appointment and once the guideline has been met, an officer will not fail to meet the guideline simply because of a reduction in the price of the Common Shares. As of April 30, 2014, each of the NEO’s was in compliance with the Common Share ownership guidelines.

Category of Executive	Share Ownership Guideline (multiple of base salary)
Chief Executive Officer	3
Chief Operating Officer	2
Chief Financial Officer	2
Executive Vice Presidents	2
Senior Vice Presidents	2
Vice Presidents	1.5

The following table summarizes the Commons Shares (and equivalents) beneficially owned or controlled or directed, directly or indirectly, by each of the NEOs as at April 30, 2014 and value-at-risk amounts for the NEOs as at April 30, 2014.

	OWNERSHIP OF NEOs AS AT APRIL 30, 2014(2)					OWNERSHIP MULTIPLE OF SALARY
				Dollar Value(1)		Based on	Based on Total	Share Ownership	Meets or Exceeds
NEO	Common Shares	RSUs	PSUs	Common Shares	Total Ownership	Shares Held	Ownership	Guideline	Guideline
Derek W. Evans	513,122	477,295	280,532	$3,653,429	$9,049,157	7.03	17.4	3 x base salary	Yes
Christopher G. Webster	440,874	192,159	161,175	$3,139,023	$5,654,761	8.72	15.7	2 x base salary	Yes
Marlon J. McDougall	100,446	214,869	178,939	$715,176	$3,519,088	1.79	8.8	2 x base salary	Yes
Robert W. Rosine	168,952	153,157	137,365	$1,202,938	$3,271,455	3.44	9.3	2 x base salary	Yes
James E.A. Causgrove	201,818	129,897	119,048	$1,436,944	$3,209,433	4.42	9.9	2 x base salary	Yes

Notes:

(1)          Based on closing price on the TSX of $7.12 on April 30, 2014.

(2)          Excludes Common Shares acquired pursuant to our DRIP and ESOP since December 31, 2013.

(3)          PSUs are reflected at the “earned” amounts or at the minimum 50% performance vesting if not yet “earned”.

Our minimum ownership requirements provide that independent Directors are required to hold Common Shares and equivalents with a value equal to three times their annual base cash retainer and DSU grant. Directors are encouraged to satisfy the minimum ownership requirements within three years of their election or appointment. Each of the independent Directors is in compliance with our ownership requirements.

COMPENSATION POLICY AND PRACTICE RISK

Annually, the Compensation Committee reviews the philosophy, design and compensation practices employed by Pengrowth and also receives advice from independent consultants. After due consideration of the risk assessment, the Compensation Committee concluded that Pengrowth’s compensation programs as currently designed do not encourage excessive risk taking and the compensation-related governance processes are more than adequate.

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CLAWBACK POLICY

In 2013, the Board adopted an incentive compensation recoupment policy, applicable to all current and future executive officers of the Corporation. Under the incentive compensation recoupment policy, the Board is authorized to require the immediate reimbursement of any incentive compensation received by or payable to an executive in the event of the following circumstances:

1.              the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of the Corporation’s financial statements; and

2.              the Board determines such individual engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and

3.              a lower payment would have been made to such individual based upon the restated financial results.

Where the above circumstances are determined to exist, the Corporation will, to the extent practicable, seek to recover from the individual the amount by which the individual’s incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

DERIVATIVE SECURITIES

Our Directors and officers are prohibited from trading in any derivative securities that are designed to monetize or offset any decrease in the market value of our securities specifically.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION FOR THE NAMED EXECUTIVE OFFICERS

DEREK W. EVANS – PRESIDENT AND CHIEF EXECUTIVE OFFICER

Derek W. Evans joined Pengrowth as President and Chief Operating Officer in May 2009 and was appointed President and Chief Executive Officer effective September 13, 2009. Mr. Evans has over 32 years of experience in a variety of operational and senior management positions in the oil and gas business in Western Canada. He served as President, Chief Executive Officer and director of Focus Energy Trust from May 2002 until March 2008.

Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in the Province of Alberta.

The following table provides a description of the key elements of Mr. Evans’ compensation as CEO. Mr. Evans does not receive any salary or other compensation in his capacity as a Director.

COMPENSATION SUMMARY
Compensation Component	2011	2012	2013
Base Salary	$475,000	$475,000	$495,833
Annual Short Term Incentive(1)	$377,500	$427,500	$704,100
Long Term Incentive Value(2)	$1,045,000	$1,260,009	$1,770,000
Total Direct Compensation	$1,897,500	$2,162,509	$2,969,933
Pengrowth Contributions to Employee Share Ownership Plan	$57,000	$57,000	$59,500
All Other Compensation(3)	$172,593	$132,335	$313,980
Total Compensation	$2,127,093	$2,351,844	$3,343,413

Notes:

(1)          One half ($213,750) of Mr. Evans’ 2012 STIP was paid in the form of RSUs which vest over two years.

(2)          Based on market price at date of issue and assuming 100% vesting and target performance.

(3)          Includes the value of additional RSUs and PSUs in respect of notional dividends on the NEO’s RSUs and PSUs assuming target payout at 100% (or the performance factor if known) and using year-end Common Share prices of $6.57 for 2013, $4.95 for 2012 and $10.76 for 2011.

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CHRISTOPHER G. WEBSTER – CHIEF FINANCIAL OFFICER

Christopher G. Webster is our Chief Financial Officer. Mr. Webster joined Pengrowth in 2000 and was appointed Treasurer in 2001. In March 2005, he was appointed Chief Financial Officer. Prior to joining Pengrowth, he held a variety of progressively senior accounting and finance positions within the petroleum industry.

Mr. Webster graduated with a Bachelor of Commerce Degree from Concordia University, and holds both the Certified General Accountant (“CGA”) and the Chartered Financial Analyst (“CFA”) designations.

The following table provides a description of the key elements of Mr. Webster’s compensation.

COMPENSATION SUMMARY
Compensation Component	2011	2012	2013
Base Salary	$320,000	$328,333	$342,500
Annual Short Term Incentive(1)	$195,000	$221,600	$359,600
Long Term Incentive Value(2)	$595,200	$732,500	$1,017,800
Total Direct Compensation	$1,110,200	$1,282,433	$1,719,900
Pengrowth Contributions to Employee Share Ownership Plan	$38,400	$39,400	$41,100
All Other Compensation(3)	$92,325	$66,580	$164,607
Total Compensation	$1,240,925	$1,388,413	$1,925,607

Notes:

(1)          One half ($110,800) of Mr. Webster’s 2012 STIP was paid in the form of RSUs which vest over two years.

(2)          Based on market price at date of issue and assuming 100% vesting and target performance.

(3)          Includes the value of additional RSUs and PSUs in respect of notional dividends on the NEO’s RSUs and PSUs assuming target payout at 100% (or the performance factor if known) and using year-end Common Share prices of $6.57 for 2013, $4.95 for 2012 and $10.76 for 2011.

MARLON J. MCDOUGALL – CHIEF OPERATING OFFICER

Marlon J. McDougall joined Pengrowth in August 2011. He has an extensive background in the oil and gas industry with over 30 years’ experience working in a variety of engineering disciplines, with increasing responsibility in operations and leadership positions in medium and large energy and petroleum organizations. His most recent roles have been as Chief Operating Officer of NAL Resources Ltd. and as a senior operations executive at Northrock Resources Ltd.

Mr. McDougall holds a Bachelor of Science in Petroleum Engineering from the New Mexico Institute of Mining and Technology, and a Petroleum Technology Certificate in Production from the Southern Alberta Institute of Technology.

The following table provides a description of the key elements of Mr. McDougall’s compensation.

COMPENSATION SUMMARY
Compensation Component	2011(1)	2012	2013
Base Salary	$143,308	$368,333	$382,500
Annual Short Term Incentive(2)	$80,000	$248,600	$407,400
Long Term Incentive Value(3)	$540,000	$785,000	$1,135,800
Total Direct Compensation	$763,308	$1,401,933	$1,925,700
Pengrowth Contributions to Employee Share Ownership Plan	$17,197	$44,200	$45,900
All Other Compensation(4)	$714,939	$48,197	$179,752
Total Compensation	$1,495,444	$1,494,330	$2,151,352

Notes:

(1)          Partial year: Mr. McDougall commenced employment with us on August 8, 2011.

(2)          One half ($124,300) of Mr. McDougall’s 2012 STIP was paid in the form of RSUs which vest over two years.

(3)          Based on market price at date of issue and assuming 100% vesting and target performance.

(4)          Includes the value of additional RSUs and PSUs in respect of notional dividends on the NEO’s RSUs and PSUs assuming target payout at 100% (or the performance factor if known) and using year-end Common Share prices of $6.57 for 2013, $4.95 for 2012 and $10.76 for 2011. 2011 amount also includes a $700,000 deferred signing bonus paid in the form of 70,922 Common Shares issued to Mr. McDougall on March 1, 2012.

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ROBERT W. ROSINE – EXECUTIVE VICE PRESIDENT, BUSINESS DEVELOPMENT

Robert W. Rosine joined Pengrowth in March 2010 as Executive Vice President, Business Development and is responsible for the business development activities of Pengrowth, including the identification and execution of acquisition and disposition programs.

Mr. Rosine has over 31 years’ experience in the energy sector and has held various executive management and engineering positions with both private and public oil and gas companies. Prior to joining Pengrowth, Mr. Rosine was President of a private oil and gas company. He also served as Executive Vice President, Corporate Development with Highpine Oil & Gas Limited, was co-founder, President and CEO of White Fire Energy Ltd. and Chief Operating Officer of Lightning Energy Ltd.

Mr. Rosine received his Bachelor of Science degree in Mechanical Engineering from the University of Calgary in 1981 and a Bachelor of Science degree in Chemistry from the University of Alberta in 1977. Mr. Rosine is a registered Professional Engineer in the Province of Alberta and a member of the Society of Petroleum Engineers.

The following table provides a description of the key elements of Mr. Rosine’s compensation.

COMPENSATION SUMMARY
Compensation Component	2011	2012	2013
Base Salary	$316,000	$323,500	$335,833
Annual Short Term Incentive	$195,000	$197,300	$318,400
Long Term Incentive Value(1)	$450,300	$675,000	$824,700
Total Direct Compensation	$961,300	$1,195,800	$1,478,933
Pengrowth Contributions to Employee Share Ownership Plan	$37,920	$38,820	$40,300
All Other Compensation(2)	$101,526	$52,548	$128,437
Total Compensation	$1,100,746	$1,287,168	$1,647,670

Notes:

(1)          Based on market price at date of issue and assuming 100% vesting and target performance.

(2)          The 2010 amount includes a $120,000 signing bonus paid in the form of 10,322 Common Shares, one third of which vested in each of March 2010, March 2011 and March 2012. The fair value of each share at time of grant was $11.62.

(3)          Includes the value of additional RSUs and PSUs in respect of notional dividends on the NEO’s RSUs and PSUs assuming target payout at 100% (or the performance factor if known) and using year-end Common Share prices of $6.57 for 2013, $4.95 for 2012 and $10.76 for 2011.

JAMES E.A. CAUSGROVE – SENIOR VICE PRESIDENT, OPERATIONS AND ENGINEERING

James E.A. Causgrove is our Senior Vice President, Operations and Engineering. Mr. Causgrove has over 30 years’ of oil and gas experience, primarily with Chevron, where he held several positions including, Manager, New Growth Opportunities Group and Senior Vice President and Chief Operating Officer of Central Alberta Midstream.

Mr. Causgrove has a broad operational background in drilling, production engineering and midstream areas across the Western Canadian sedimentary basin.

Mr. Causgrove holds a Bachelor of Science in Chemical Engineering from the University of Alberta and is a registered professional engineer.

The following table provides a description of the key elements of Mr. Causgrove’s compensation.

COMPENSATION SUMMARY
Compensation Component	2011	2012	2013
Base Salary	$288,333	$298,333	$308,333
Annual Short Term Incentive	$147,500	$170,800	$250,700
Long Term Incentive Value(1)	$450,000	$585,000	$750,000
Total Direct Compensation	$885,833	$1,054,133	$1,309,033
Pengrowth Contributions to Employee Share Ownership Plan	$38,016	$35,800	$41,960
All Other Compensation(2)	$66,049	$51,725	$116,835
Total Compensation	$989,898	$1,141,658	$1,467,828

Notes:

(1)          Based on market price at date of issue and assuming 100% vesting and target performance.

(2)          Includes the value of additional RSUs and PSUs in respect of notional dividends on the NEO’s RSUs and PSUs assuming target payout at 100% (or the performance factor if known) and using year-end Common Share prices of $6.57 for 2013, $4.95 for 2012 and $10.76 for 2011.

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SUMMARY COMPENSATION TABLE

The following table sets forth all direct and indirect compensation earned by the NEOs in connection with services provided to Pengrowth and its subsidiaries for the financial year ended December 31, 2013. The method of valuation of our long term incentives is described in the notes below.

			Common Share-	Non-Equity Incentive Plan Compensation	All Other	Total

NAME AND PRINCIPAL POSITION	Year	Salary	Based Awards(1)	Annual Incentive Plans (STIP(2))	Compensation(3)	Compensation

Derek W. Evans President and Chief Executive Officer	2013	$495,833	$1,770,000	$704,100	$373,480	$3,343,413
	2012	$475,000	$1,473,759	$213,750	$189,335	$2,351,844
	2011	$475,000	$1,045,000	$377,500	$229,593	$2,127,093
Christopher G. Webster Chief Financial Officer	2013	$342,500	$1,017,800	$359,600	$205,707	$1,925,607
	2012	$328,333	$843,300	$110,800	$105,980	$1,388,413
	2011	$320,000	$595,200	$195,000	$130,725	$1,240,925
Marlon J. McDougall(4) Chief Operating Officer	2013	$382,500	$1,135,800	$407,400	$225,652	$2,151,352
	2012	$368,333	$909,300	$124,300	$92,397	$1,494,330
	2011	$143,308	$540,000	$80,000	$732,136	$1,495,444
Robert W. Rosine	2013	$335,833	$824,700	$318,400	$168,737	$1,647,670
Executive Vice President,	2012	$323,500	$675,000	$197,300	$91,368	$1,287,168
Business Development	2011	$316,000	$450,300	$195,000	$139,446	$1,100,746
James E.A. Causgrove	2013	$308,333	$750,000	$250,700	$158,795	$1,467,828
Senior Vice President,	2012	$298,333	$585,000	$170,800	$87,525	$1,141,658
Operations and Engineering	2011	$288,333	$450,000	$147,500	$104,065	$989,898

Notes:

(1)          Includes the value of PSUs granted assuming a target performance payout of 100%. 2012 includes $213,750, $110,800 and $124,300 of RSUs which were issued to each of Messrs. Evans, Webster and McDougall, respectively, in March 2013 as 50% of their respective 2012 bonuses (“2012 Bonus RSUs”) which vest over two years. The fair values of each RSU and PSU at the time of grant were $4.72 for 2013 grants, $10.09 for 2012 grants (including 2012 Bonus RSUs) and $12.64 for 2011 grants. The actual benefit received from the PSU grants is subject to corporate performance. Additional RSUs and PSUs will be received upon the reinvestment of notional dividends.

(2)          Includes total cash bonus paid in 2014, 2013 and 2012 in respect of 2013, 2012 and 2011 performance, respectively.

(3)          Includes the value of our contributions under the Employee Share Ownership Plan and/or Group RRSP Plan made on behalf of the NEOs for the noted financial years. Also includes the value of additional RSUs, and PSUs in respect of notional dividends on the NEOs’ RSUs and PSUs assuming target payout at 100% (or the performance factor if known) and using year-end Common Share prices of $6.57 for 2013, $4.95 for 2012 and $10.76 for 2011. This column also reflects a $700,000 signing bonus for Mr. McDougall in 2011. Perquisites and other executive benefits in aggregate do not exceed the lesser of $50,000 or 10% of the total of the annual salary plus bonus for any NEO and therefore are not reported in this table.

(4)          Mr. McDougall commenced employment with us on August 8, 2011 and received a signing bonus of 70,922 Common Shares issued to him on March 1, 2012. Mr. McDougall has agreed not to sell 42,611 of these shares on or before March 1, 2015.

EXECUTIVE COMPENSATION BREAKDOWN: FIXED VS. PERFORMANCE BASED “AT RISK” COMPENSATION

The 2013 pay mix chart below reflects our pay for performance approach that emphasizes variable (or “at risk”) compensation in the form of short term incentive and long term incentive compensation, as opposed to fixed compensation. This chart reflects that between 75 and 83 percent of each NEO’s 2013 compensation was performance based “at risk” compensation. The Compensation Committee and the Board believe that the mix of short term and long term incentive awards, combined with corporate performance goals weighted to production and operations and balanced with goals in health and safety, environmental and regulatory performance, result in an appropriate mix of pay for performance and discouragement of inappropriate risk taking behavior.

Notes:

(1)          “Fixed” means annual base salaries plus Pengrowth contributions to ESOP.

(2)          “LTIP” means the fair value of RSUs and PSUs granted under our LTIP as well as the deemed reinvested dividends described under “All Other Compensation” reflected in the “Summary Compensation Table”.

(3)          “STIP” means annual bonuses as reflected in the “Summary Compensation Table”.

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OUTSTANDING COMMON SHARE-BASED AWARDS AND RIGHTS-BASED AWARDS

The following table sets forth for each NEO all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option/Right-Based Awards				Common Share-Based Awards

	Number of Securities Underlying Unexercised Options/ Rights (1)	Option/Right Exercise Price(2)	Option/Right Expiration Date	Value of Unexercised in-the- money Options /Rights(3)	Number of Common Shares that have not Vested(4)	Market or Payout Value of Common Share-based Awards that have not Vested(3)(5)	Market or Payout Value of Vested Common Share-based Awards, Not Paid Out or Distributed(3)
Derek W. Evans	140,001	$9.15	25-May-14	-	629,531	$4,136,020	$388,192
	49,092	$10.36	11-Nov-14	-
Christopher G. Webster	-	-	-	-	359,681	$2,363,105	-
Marlon J. McDougall	-	-	-	-	395,695	$2,599,716	-
Robert W. Rosine	-	-	-	-	276,337	$1,815,532	-
James E.A. Causgrove	-	-	-	-	251,429	$1,651,889	-

Notes:

(1)          Reflects options and rights that are outstanding under our legacy plans described under “Compensation Discussion and Analysis - Compensation Elements – Long Term Incentive Plan”.

(2)          Prices noted are the grant date exercise prices and reduced exercise prices at December 31, 2013. The Common Share Option Plan has two components: options that have no provision for a downward adjustment and rights which provides for a downward adjustment of the exercise price of the Common Shares, provided distributions paid to Shareholders exceed certain thresholds. For the downward adjustment rights, the holder may elect to pay the grant date exercise price or the reduced exercise price.

(3)          Value based on a $6.57 per Common Share market price at the close of business on December 31, 2013.

(4)          Total number of Common Shares, which includes additional RSUs and PSUs received upon the reinvestment of notional distributions and dividends.

(5)          Actual number of “earned” PSUs as at December 31, 2013 reflected plus an assumed 100% payout for unearned PSUs.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth details of the value of Common Share-based awards vested or cash-based awards earned by the NEOs during the most recently completed financial year.

	Option/Right Awards Value Vested During Year (1)	Common Share-Based Awards Value Vested During Year(2)	Non-Equity Incentive Plan Compensation- Value Earned During Year
Derek W. Evans	-	$555,076	$704,100
Christopher G. Webster	-	$271,092	$359,600
Marlon J. McDougall	-	$130,636	$407,400
Robert W. Rosine	-	$206,242	$318,400
James E.A. Causgrove	-	$189,008	$250,700

Notes:

(1)          The value of rights that vested during the year is calculated as if they were exercised at the closing market price on the vesting date or the closing market price on the next trading day if the vesting occurs on a non-trading day.

(2)          The value of RSUs and PSUs vested during the year is based on the closing market price on the respective vesting dates and includes the value of additional RSUs and PSUs received upon the reinvestment of notional dividends earned. The Board approved a performance multiplier of 50% for the 2010 PSUs, being the minimum vesting level, based on our relative performance against the competitive Peer Group established at the outset of the three year vesting period ending in 2013.

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EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

Each of the NEOs has entered into an employment agreement that sets out the principal terms of the employment relationship with Pengrowth, including the individual’s position description and financial terms. These agreements detail the severance payments that will be paid on a termination of employment or a change of control of Pengrowth.

	TERMINATION WITHOUT CAUSE	CHANGE OF CONTROL PROVISIONS
Derek W. Evans

Two years total cash compensation (salary + 3 year average of STIP), + pro-rated portion of STIP.

All LTIP compensation will be forfeited with the exception of the Special RSUs granted in 2013 in respect of 50% of his 2012 bonus.

Two years total cash compensation (salary + 3 year average of STIP) + pro-rated portion of STIP.

On resignation within 90 days of an act of constructive dismissal that occurs within 90 days of a change of control, all outstanding LTIP will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Christopher G. Webster

Two and one quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP.

All LTIP compensation will be forfeited with the exception of the Special RSUs granted in 2013 in respect of 50% of his 2012 bonus.

Two and one quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP.

On resignation within 90 days of a change of control, all outstanding LTIP will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Marlon J. McDougall

One and three quarter years total cash compensation (salary + target STIP).

With the exception of: (i) 8,427 RSUs and 25,281 PSUs granted in 2011 on commencement of employment; and (ii)  the Special RSUs granted in 2013 in respect of 50% of his 2012 bonus, all other LTIP compensation will be forfeited.

One and three quarter years total cash compensation (salary + target STIP).

On resignation within 90 days of an act of constructive dismissal that occurs within 90 days of a change of control, all outstanding LTIP will fully vest

Payments made may be contingent on remaining with the successor for a period of up to six months.

Robert W. Rosine	One and three quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP. All LTIP compensation will be forfeited.

One and three quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP.

On resignation within 90 days of an act of constructive dismissal that occurs within 90 days of a change of control, all outstanding LTIP will fully vest

Payments made may be contingent on remaining with the successor for a period of up to six months.

James E.A. Causgrove	One and three quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP. All LTIP compensation will be forfeited.

One and three quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP.

On resignation within 90 days of an act of constructive dismissal that occurs within 90 days of a change of control, all outstanding LTIP will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

42 | MANAGEMENT INFORMATION CIRCULAR

Potential Payments Upon Termination or Change of Control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each NEO upon termination of his employment following retirement, termination with cause, resignation, termination without cause and termination following a change of control, assuming employment was terminated on December 31, 2013.

The value of equity-based compensation consists of awards previously granted and disclosed. For purposes of valuing equity-based awards, a price of $6.57 was used, which was the closing price of our Common Shares on the TSX on December 31, 2013, the last trading day of the fiscal year.

EVENT	EVANS	WEBSTER	McDOUGALL	ROSINE	CAUSGROVE
Retirement
Equity-based Compensation(1)	$309,893	$166,127	$459,044	$-	$-

Termination with Cause/Resignation
Equity-based Compensation(1)	$309,893	$166,127	$459,044	$-	$-

Termination without Cause
Severance	$1,798,000	$1,274,850	$1,179,063	$936,775	$841,400
Equity-based Compensation(1)	$309,893	$166,127	$459,044	$-	$-

Termination without Cause Following a Change of Control
Severance	$1,798,000	$1,274,850	$1,179,063	$936,775	$841,400
Equity-based Compensation(2)	$4,524,211	$2,363,105	$2,599,716	$1,815,532	$1,651,885

Notes:

(1)          For Messrs. Evans, McDougall and Webster, represents December 31, 2013 value of Special RSUs granted in 2013 in lieu of 50% of their respective 2012 cash bonuses. For Mr. McDougall, also represents December 31, 2013 value of 8,427 RSUs and 25,281 PSUs which were granted in 2011 on commencement of employment.

(2)          PSUs valued at actual performance or 100% if actual performance not yet known.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR | 43

DIRECTOR COMPENSATION

Our Board, through its Corporate Governance and Compensation committees, is responsible for the development and implementation of our strategy with respect to the compensation of the non-executive Directors. The main objectives of our compensation strategy for non-executive Directors are: to align Directors’ interests with those of Shareholders; to attract and retain the services of the most qualified individuals; and to fairly and competitively compensate the non-executive Directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership. We set our target pay for Directors at the median level of our peer group. To determine median compensation, we review publicly available information on our peers and, periodically, engage independent external advisors. To meet and maintain these objectives, the Board, together with the Corporate Governance Committee and the Compensation Committee, with the assistance of independent external advisors, performed a comprehensive review of the compensation paid to the non-executive Directors in 2013. As a result of this review, and the Corporation having not increased Director compensation since 2008, it was determined that the level of compensation of our independent Directors was lagging that of independent directors of our peer group competitors. As a result, the following changes were recommended and implemented:

	Annual Base Cash Retainer		LTIP
Position	2013	2014	2013	2014
Board Member At-Large	$30,000	$35,000	$80,000	$100,000
Chairman	$75,000	$95,000	$120,000	$150,000

In recommending the above increases to Director compensation, the Corporate Governance Committee sought the advice of Hugessen, the Board’s independent compensation advisor. The peer group we compared ourselves to for this purpose was the 2013 peer group used to compare executive compensation (see page 30 above). Hugessen advised that these changes would move the Corporation’s non-executive Director compensation to slightly above the 2013 median for the Corporation’s peer group.

Annual DSU grants are made in March of each year and, as of 2014, are made in the form of phantom DSUs which are granted at the same price per Unit as the annual company-wide LTIP grants. Annual cash retainers for membership on the Board and any of the standing committees are paid to Directors quarterly and are pro-rated for partial service. The Chairman of the Board and Chair of each Board committee receives an additional annual retainer. The same fees are paid for attending meetings in person or by conference call. A travel allowance of $1,500 is paid whenever a Director travels outside of his or her home province, or travels more than a total of three hours round trip to attend a Directors’ meeting. Prior to 2014, our non-executive Directors were also compensated through the granting of DSUs within the LTIP. DSUs granted to Directors do not have vesting or performance requirements and are released only upon the individual ceasing to be a Director of the Corporation. Commencing in 2014, non-executive Directors no longer receive DSU grants but instead receive cash-settled Phantom DSUs which essentially have all of the same terms as our DSUs previously issued but for the share settlement provisions. The following is a schedule of annual cash retainers and meeting fees paid to non-executive Directors for 2013:

	ANNUAL RETAINERS		ANNUAL RETAINERS FOR COMMITTEES								MEETING FEES		TOTAL CASH COMPENSATION
			Audit and Risk		Compensation		Governance		Reserves		Attendance	Travel
	Chair	Directors	Chair	Member	Chair	Member	Chair	Member	Chair	Member	Fees	Allowance	2013	2012	2011
PENGROWTH	$45,000	$30,000	$20,000	$10,000	$15,000	$5,000	$10,000	$5,000	$10,000	$5,000	$1,500	$1,500
Derek W. Evans	Mr. Evans does not receive any compensation for service as a Director
John B. Zaozirny	$45,000	$30,000				$5,000		$5,000			$22,500	$0	$107,500	$116,500	$112,000
Thomas A. Cumming(1)		$15,000		$5,000		$2,500					$13,500	$0	$36,000	$84,577	$84,500
Wayne K. Foo		$30,000						$5,000	$10,000	$5,000	$24,000	$0	$74,000	$81,500	$75,500
Kelvin B. Johnston		$30,000				$5,000				$5,000	$27,000	$0	$67,000	$39,885	–
James D. McFarland		$30,000		$10,000						$5,000	$30,000	$1,500	$76,500	$79,500	$70,500
Michael S. Parrett		$30,000		$10,000			$10,000	$5,000			$25,500	$10,500	$91,000	$103,577	$99,000
A. Terence Poole(2)		$30,000	$20,000	$10,000		$2,500		$2,500			$24,000	$4,500	$93,500	$98,000	$90,500
Barry D. Stewart(2)		$30,000		$5,000				$2,500		$5,000	$28,500	$3,000	$74,000	$38,385	–
D. Michael G. Stewart(2)		$30,000			$15,000	$5,000		$2,500		$2,500	$25,500	$0	$80,500	$88,000	$83,500

Notes:

(1)                Mr. Cumming received a prorated annual cash retainer as he retired from the Board on June 25, 2013.

(2)                The following changes to the Board’s committee became effective as of June 25, 2013:

a.                  Mr. Poole joined the Compensation Committee and ceased being a member of the Governance Committee;

b.                  Mr. Barry Stewart joined the Audit and Risk Committee and ceased being a member of the Governance Committee; and

c.                  Mr. D. Michael G. Stewart joined the Governance Committee and ceased being a member of the Reserves Committee.

All non-executive Directors are reimbursed for reasonable out-of-pocket expenses they incur in the execution of their roles as Director.

44	MANAGEMENT INFORMATION CIRCULAR

In 2013, there were eight meetings of the Board, seven of which were regularly scheduled and one of which was a special meeting. There were also six meetings of the Audit and Risk Committee, three meetings of the Corporate Governance Committee, four meetings of the Compensation Committee and six meetings of the Reserves, Health, Safety and Environment Committee (the “Reserves Committee”). For details of the Directors’ attendance at each of the meetings of the Board and its committees, please see Appendix 1 to this Circular.

DIRECTOR COMPENSATION TABLE

The following table sets forth all amounts of compensation provided to the Directors for the Corporation’s most recently completed financial year.

	Cash Fees	Common Share-	TOTALS
	Earned	Based Awards(1)	2013	2012	2011
Derek W. Evans	Mr. Evans does not receive any compensation for service as a Director
John B. Zaozirny	$107,500	$120,000	$227,500	$236,500	$232,000
Thomas A. Cumming(2)	$36,000	$80,000	$116,000	$164,577	$164,500
Wayne K. Foo	$74,000	$80,000	$154,000	$161,500	$155,500
Kelvin B. Johnston(2)	$67,000	$80,000	$147,000	$99,889	N/A
James D. McFarland	$76,500	$80,000	$156,500	$159,500	$150,500
Michael S. Parrett	$91,000	$80,000	$171,000	$183,577	$179,000
A. Terence Poole	$93,500	$80,000	$173,500	$178,000	$170,500
Barry D. Stewart(2)	$74,000	$80,000	$154,000	$98,389	N/A
D. Michael G. Stewart	$80,500	$80,000	$160,500	$168,000	$163,500

Notes:

(1)          The amount of the equity incentive awards to Directors was based, in part, on advice from Hugessen, an independent compensation advisor. The value of DSUs granted is based on a valuation price (equal to market price) at the time of grant of $4.72 per DSU. The actual benefit received from the DSU grant is subject to additional DSUs received upon the reinvestment of notional dividends and future market prices.

(2)          Mr. Cumming retired from the Board on June 25, 2013. Messrs. Johnston and B. Stewart joined the Board on May 31, 2012.

In 2013, an aggregate of 161,024 DSUs were granted to the non-executive Directors, representing approximately 0.03% of the outstanding Common Shares on December 31, 2013.

INCENTIVE PLAN AWARDS FOR DIRECTORS

The significant terms of awards to Directors, including non-equity incentive plan awards issued or vested during 2013, or outstanding at year end are described under “Compensation Discussion and Analysis – Compensation Elements – Long Term Incentive Plan”.

OUTSTANDING COMMON SHARE-BASED AWARDS AND RIGHTS-BASED AWARDS

The following table sets forth for each Director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option/Right-Based Awards				Common Share-Based Awards
	Number of Securities Underlying Unexercised Options/Rights (#)	Option/Right Exercise Price	Option/Right Expiration Date	Value of Unexercised in-the- money Options/Rights	Number of Common Shares that have not Vested	Market or Payout Value of Common Share-based Awards that have not Vested	Market or Payout Value of Vested Common Share- based Awards, Not Paid Out or Distributed(2)
Derek W. Evans(1)	Mr. Evans does not receive any compensation for service as a Director
John B. Zaozriny	-	-	-	-	-	-	$911,088
Wayne K. Foo	-	-	-	-	-	-	$498,269
Kelvin B. Johnston	-	-	-	-	-	-	$180,504
James D. McFarland	-	-	-	-	-	-	$317,866
Michael S. Parrett	-	-	-	-	-	-	$547,708
A. Terence Poole	-	-	-	-	-	-	$511,258
Barry D. Stewart	-	-	-	-	-	-	$180,504
D. Michael G. Stewart	-	-	-	-	-	-	$515,141

Notes:

(1)          Derek W. Evans receives his compensation as CEO and does not receive additional compensation for service as a Director. Mr. Evans’ outstanding option and Common Share-based holdings are summarized under “Compensation for the Named Executive Officers: Outstanding Common Share-Based Awards and Rights-Based Awards” above.

(2)          Value based on a $6.57 per Common Share market price at the close of business on December 31, 2013.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	45

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth details of the value vested or earned by each Director during the most recently completed financial year for each incentive plan award.

	Option/Right Awards Value Vested During Year	Common Share-Based Awards Value Vested During Year(1)	Non-Equity Incentive Plan Compensation-Value Earned During Year
Derek W. Evans(2)	Mr. Evans does not receive any compensation for service as a Director
John B. Zaozirny	-	$180,660	-
Thomas A. Cumming	-	$95,464	-
Wayne K. Foo	-	$112,817	-
Kelvin B. Johnston	-	$90,611	-
James D. McFarland	-	$100,201	-
Michael S. Parrett	-	$116,272	-
A. Terence Poole	-	$113,726	-
Barry D. Stewart	-	$90,611	-
D. Michael G. Stewart	-	$113,999	-

Notes:

(1)          The value in this column is the sum of the value of DSUs granted in 2013 ($80,000 per Director and $120,000 for the Chairman of the Board) and the value of all additional notional DSUs in respect of dividends paid during the year as though such dividends were reinvested. The values were calculated by multiplying the number of DSUs by the market price at the time of grant/distribution.

(2)          Derek W. Evans receives his compensation as CEO and does not receive additional compensation for service as a Director. Mr. Evans’ incentive plan awards vested and earned during the year are summarized under “Compensation for the Named Executive Officers: Incentive Plan Awards – Value Vested or Earned During the Year” above.

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PENGROWTH PERFORMANCE

TSX SHARE PRICE PERFORMANCE

The performance graph and table that follow compare our five-year cumulative Shareholder return (assuming the reinvestment of distributions and dividends) for $100 invested in Trust Units on December 31, 2008 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index for the five most recently completed financial years.

Our cumulative Shareholder return performance reflects both operational and financial performance within our control as well as volatile commodity prices and economic and market conditions beyond our control with the impact of the decline in the global economy and more recently with the collapse of North American natural gas prices. Over the five-year period ending December 31, 2013, the compound annual growth rate of our TSR was 2.3%.

COST OF MANAGEMENT

The cost of management for all reported NEOs (the “Cost of Management”) in 2013 compared to 2008, has decreased by 12.9% compared to an increase in return on the Pengrowth Trust Units/Shares (including distributions and dividends) of 12.14% for the same time period. A significant portion of the management cost reductions are attributable to the expiration of the Management Agreement with Pengrowth Management Limited in 2009.

Notes:

(1)          2009 includes adjusted annualized compensation for Mr. Evans who joined Pengrowth mid-year.

(2)          Figures represented may differ from those in the summary compensation table due to year over year changes to the executives in the NEO group. 2010 figure includes adjusted annualized compensation for Messrs. Rosine and De Maio who joined Pengrowth mid-year. 2011 figure includes adjusted annualized compensation for Mr. McDougall who joined Pengrowth mid-year.

(3)          The Cost of Management ($millions) Includes all reported NEOs’ compensation for each corresponding reporting year as well as fees paid to Pengrowth Management Limited in accordance to the Management Agreement that was in place until 2009. It also includes fees paid to our former General Counsel for professional services provided to Pengrowth prior to 2010.

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COST OF MANAGEMENT RATIOS

We evaluate cost of management on a long term basis relative to that of our industry peers and believe our total costs are aligned with our goal of providing longer term Shareholder value. The cost of management ratio expresses the total of all types of compensation awarded to the top five named executive officers of the Corporation as a percentage total market capitalization at the relevant year end as well as a percentage of the cash-flow earned in the relevant year by the Corporation.

Year	Total NEO Compensation (millions)	As a Percent of Cash Flow(1)	As a Percent of Market Capitalization(2)
2013	$10.54	1.7%	0.31%
2012	$7.66	1.3%	0.30%
2011	$6.95	1.0%	0.18%

Notes:

(1)          Cash flow for each of 2011, 2012 and 2013 was $674 million, $598 million and $625 million, respectively.

(2)          Market capitalization as of December 31, 2011, 2012 and 2013 was $3,877 million, $2,533 million and $3,430 million, respectively.

COMMON SHARES ISSUABLE FROM TREASURY

The following table sets forth information about compensation plans under which equity securities are authorized for issuance as at December 31, 2013. All of these compensation plans have been approved by Shareholders.

					Number of securities remaining
		Number of securities to	Percentage of Issued	Weighted average	available for future issuance
		be issued upon exercise	and Outstanding	exercise price of	under equity compensation plans
		of outstanding options	Common Shares as at	outstanding options	(excluding securities
		and rights	December 31, 2013	and rights	reflected in column (a))(3)

Plan Category		(a)		(b)	(c)
Equity compensation plans approved by Shareholders	Rights(1)	496,918	0.1%	$7.68	7,200,301
	LTIP(2)	9,007,777	1.7%	N/A
Equity compensation plans not approved by Shareholders		0	0.0%	N/A	N/A
Total		9,504,695	1.8%	N/A	7,200,301

Notes:

(1)          Represents rights outstanding under one of our former long term incentive plans. See “Compensation Discussion and Analysis – Long Term Incentive Plan – Legacy/Inactive LTIP”.

(2)          Securities acquired through the reinvestment of notional dividends are included. Assumes a performance factor of 1.0 for all unearned PSUs.

(3)          A maximum of 3.2% of outstanding Common Shares are available for issuance under all plans.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We maintain insurance for the benefit of our Directors and officers and the directors and officers of our subsidiaries, as a group, in respect of the performance by them of the duties of their offices. A maximum amount of US$100 Million of insurance coverage is available for each claim for which we grant indemnification. Each claim is subject to a deductible of either US$250,000 or US$1,000,000 depending on the type of claim. We bear the entire cost of the premiums payable for this coverage.

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CORPORATE GOVERNANCE AND NOMINATING COMMITTEE REPORT

MANDATE OF THE BOARD OF DIRECTORS

The Board meets a minimum of seven times each year, once in each fiscal quarter, one annual strategic planning session, one capital budgeting meeting and once in connection with the Corporation’s annual meeting. In addition, the Board meets at other times when matters requiring its attention or approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2013, an aggregate of eight regularly constituted meetings of the Board were held.

BOARD INDEPENDENCE

The Listed Company Manual of the New York Stock Exchange (the “NYSE”) states that listed companies must have a majority of independent directors. For the purposes of the NYSE rules and regulations, an independent director is defined as one who has been affirmatively determined by the Board to have no material relationship with Pengrowth (either directly or as a shareholder or officer of an organization that has a relationship with Pengrowth). In addition, in affirmatively determining the independence of any Director who will serve on Pengrowth’s Compensation Committee, the Board must consider all factors specifically relevant to determining whether a Director has a relationship to Pengrowth which is material to that Director’s ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to: (A) the source of compensation of such Director, including any consulting, advisory or other compensatory fee paid by Pengrowth to such Director; and (B) whether such Director is affiliated with Pengrowth, a subsidiary of Pengrowth or an affiliate of a subsidiary of Pengrowth. In addition, a Director is not independent if: (i) the Director is, or has been within the past three years, an employee of the Corporation or an immediate family member is, or has been within the past three years, an executive officer of the Corporation; (ii) the Director or an immediate family member has received during any twelve month period within the last three years, more than U.S.$120,000 in direct compensation from Pengrowth (other than director and committee fees and pension or other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service); (iii) the Director is a current partner or employee of a firm that is the Corporation’s internal or external auditor, the Director has an immediate family member who is a current partner of such a firm, the Director has an immediate family member who is a current employee of such a firm and personally works on the Corporation’s audit, or the Director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Corporation’s audit within that time; (iv) the Director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the Corporation’s present officers at the same time serves or served on that company’s compensation committee; and (v) the Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Pengrowth for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1,000,000, or 2% of such other company’s consolidated gross revenues.

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators (“NI 58-101”) recommends that the board of directors of every issuer be constituted with a majority of individuals who qualify as “independent”. An independent director is a director that has no material relationship, direct or indirect, with the issuer, which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Eight of the nine Directors recommended for election to the Board qualify as independent directors under the NYSE requirements and NI 58-101. Mr. Derek W. Evans, our President and Chief Executive Officer, is not independent and is a related Director.

BOARD APPROVALS AND STRUCTURE

Our Board assumes overall responsibility for our strategic direction, including the annual consideration of a strategic plan and budget, the acquisition and disposition of material oil and natural gas properties and other investments.

Our Board represents a cross-section of experience in matters relevant to Pengrowth, most particularly in oil and gas. The Board oversees all matters which may have a material impact upon our business and management’s design and implementation of risk mitigation programs as appropriate. Reliance is placed upon independent engineering, legal, compensation and accounting consultants where appropriate.

DIRECTORS SKILLS MATRIX

The Corporate Governance Committee acknowledges that the Board’s membership should represent a diversity of backgrounds, experience and skills. Directors are selected for their integrity and character, sound and independent judgement, breadth of experience, open-mindedness, insight into and knowledge of our business and industry and overall business acumen. Each of our Directors is expected to have these personal qualities and to apply sound and reasonable business judgment in aiding the Board to make the most thoughtful and informed decisions possible and to provide the best counsel to our senior management. Each year, the Board conducts an assessment of the skills represented by the Directors individually and as a group in order to assess whether there are any gaps that should be filled with the addition of a new board member. The most recent skills assessment was conducted in late 2013 and the Board has determined that the required skills are well represented by the current slate of Director nominees for election at the Meeting.

PENGROWTH ENERGY CORPORATION  MANAGEMENT INFORMATION CIRCULAR |   49

The specific skills, as set out in the skills matrix used by the Board to conduct this annual assessment, include the following:

Finance	Oil & Gas Operations	Management	Law/Securities

Audit	Conventional Oil & Gas	Senior Management	Corporate Law
Financing	Thermal Oil/SAGD	Leading Cultural Change
Economics	Unconventional Oil & Gas	Corporate Development
	Western Sedimentary Basin	Business Development/Marketing
	Engineering	Government Relations/Permitting
	Environmental/Health/Safety	Research and Development
	Geology/Geophysics	Communications
Major Projects
Transportation/Distribution

GENDER DIVERSITY

The Board, as noted above, is made up of a diverse set of individuals with a broad range of skill sets however, at this time, it does not have any female members. The Board recognizes the potential benefits from new perspectives which could be manifest through gender diversity within its ranks.  While the Board has not set a target for the number or percentage of female members that it wishes to include, the matter of gender diversity has been added to the Corporate Governance Committee’s workplan for 2014.

BOARD COMMITTEES

Our Board has the following four standing committees: Audit and Risk Committee, Compensation Committee, Corporate Governance Committee and Reserves Committee. The terms of reference for each of the committees can be found on our website at www.pengrowth.com.

The Audit and Risk Committee currently comprises four “independent” Directors, as that term is defined in National Instrument 52-110 Audit Committees, two of whom, Messrs. Parrett and Poole, are Chartered Accountants. Our Board has also constituted a Corporate Governance Committee composed of four “independent” Directors, a Compensation Committee composed of four “independent” Directors and a Reserves Committee composed of four “independent” Directors, all as that term is defined in NI 58-101.

A fulsome discussion of the Compensation Committee and its responsibilities can be found under “Compensation Committee Report”.

The Reserves Committee has been established to assist our Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 - Disclosures About Oil and Gas Producing Activities; and (ii) the environment, health and safety issues affecting our operations, including the evaluation of our programs, controls and reporting systems and our compliance with applicable laws, rules and regulations.

SUCCESSION PLANNING

As part of its mandate and annual workplan, the Corporate Governance Committee reviews the succession plan for each senior officer, including the President and Chief Executive Officer. The Corporate Governance Committee is responsible for ensuring that there is an orderly succession plan for the position of the President and Chief Executive Officer and other members of senior management and for ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the President and Chief Executive Officer or other key member of senior management. To meet this obligation, the President and Chief Executive Officer meets with the Corporate Governance Committee and reviews each position, the status of the incumbent, a review of our talent pool and the succession plan for each role. As part of our succession planning strategy, we have implemented a leadership development program to prepare senior level employees to take on executive positions in the future. Individual development plans include coaching, mentoring, specific developmental assignments and external development programs. In 2013, several sessions were held with senior and middle level leaders to continue reinforcing expectations of leadership, set priorities and implement strategy. This year, we placed specific focus on the development of the Senior Leadership Team, one level below the executive team. As well, our in-house development program for emerging leaders continues with several groups a year participating in six days of training.

The Board also ensures that Directors have the opportunity to get to know employees who have been identified as potential executives. These employees are invited to make presentations to the Board and are invited to functions where they can interact with the Directors informally.

TERM LIMITS

At this time, the Board has not established any term limits for Directors. The Board has experienced appropriate levels of turnover through normal processes. The median years of service of the nine Board members being nominated, is seven years. In eight of the last ten years at least one new Board member was elected and in seven of the last ten years at least one board member departed. Since

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Mr. Evans’ appointment as CEO in mid-2009, there has been substantial turnover in the senior management ranks with approximately 70% of the officers of the Corporation today being appointed since that time.

The Board’s priorities continue to be ensuring the appropriate skill sets are present amongst the Board to optimize the benefit to the Corporation.  This is achieved by annual skill set assessment, regular and rigorous annual Board and committee evaluations. These annual evaluations include interviews with the Chairman of the Board to discuss performance of the Board as a whole, as well as individual contributions.

The Board believes there is an appropriate level of director turnover and that the Board is independent of management.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board and senior management consider good corporate governance to be central to our effective and efficient operation.

The NYSE Listed Company Manual requires listed foreign private issuers such as us to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies subject to the NYSE listing standards. Any such difference must be disclosed by us in our Annual Report on Form 40-F filing with the SEC in the United States.

There is only one significant way in which Pengrowth’s corporate governance practices differ from those required to be followed by domestic United States issuers under the NYSE Listed Company Manual. The NYSE Listed Company Manual requires shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. Additionally, if an equity compensation plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders.

Certain provisions of the Sarbanes-Oxley Act of 2002 (“SOX”) and certain rules adopted and proposed by the SEC pursuant to the requirements of SOX, which are applicable to the Corporation, also influence the Corporation’s approach to corporate governance.

Under NI 58-101, Pengrowth is required to disclose certain information relating to its corporate governance practices. This information is set out in Appendix 1 to this Circular.

We, as a Board, strive to provide our Shareholders and employees with fulsome and relevant information regarding our corporate governance practices. We invite you to give us any feedback on our governance disclosure and policies by writing to the Governance Committee in care of our Corporate Secretary at corporate.secretary@pengrowth.com.

Members of the Corporate Governance Committee:

Wayne K. Foo	Michael S. Parrett (Chair)	D. Michael G. Stewart	John B. Zaozirny

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AUDIT AND RISK COMMITTEE REPORT

The terms of reference of the Audit and Risk Committee are available from our website at www.pengrowth.com and are appended as Appendix C to our annual information form dated February 28, 2014 which has been filed on SEDAR at www.sedar.com. The terms of reference for the Audit and Risk Committee specify that the purpose of the Audit and Risk Committee is to assist the Board in fulfilling its oversight responsibilities. The Audit and Risk Committee’s primary duties and responsibilities are to:

•                  monitor the performance of our internal audit function and the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

•                  assist Board oversight of: (i) the integrity of the financial statements; (ii) our compliance with legal and regulatory requirements; and (iii) the performance of our internal audit function and independent auditors;

•                  monitor the independence and performance of our external auditors;

•                  provide an avenue of communication among the external auditors, the internal auditors, management and the Board; and

•                  oversee our risk management processes.

The Audit and Risk Committee met six times during fiscal 2013. The Audit and Risk Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Audit and Risk Committee’s meetings include executive sessions in which the Audit and Risk Committee meets separately with our independent registered public accountants and our Chief Financial Officer.

As part of its oversight of our financial statements, the Audit and Risk Committee reviews and discusses with both management and KPMG, our independent registered public accountants, all annual and quarterly financial statements prior to their issuance. During fiscal 2013, management advised the Audit and Risk Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit and Risk Committee, including valuation estimates of property, plant and equipment, impairment testing on cash generating units, valuation of exploration and evaluation assets, accounting for acquisitions, accounting policies and recent accounting pronouncements under International Financial Reporting Standards (“IFRS”) and tax. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit and Risk Committee also discussed with KPMG matters relating to its independence, including a review of audit and non-audit fees and the written disclosures letter from KPMG to the Audit and Risk Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the Corporation’s hiring policy vis-a-vis employees and partners of its external auditors.

The Audit and Risk Committee performed a formal, documented comprehensive review of our external auditors. The Audit and Risk Committee assessed KPMG’s performance, having reviewed input from company personnel, input from KPMG relating to quality and regulatory inspections, and discussions with the Board. The Audit and Risk Committee assessed the auditor’s objectivity and their application of professional skepticism, the quality of the engagement team the audit firm has provided, including technical and industry expertise and the key partners involved in our audit. The overall assessment results were quite positive.

In addition, the Audit and Risk Committee reviewed key initiatives and programs aimed at maintaining the effectiveness of our internal and disclosure control structure. As part of this process, the Audit and Risk Committee continued to monitor the scope and adequacy of our internal auditing program, reviewing internal audit department staffing levels and steps taken to maintain the effectiveness of internal procedures and controls.

Taking all of these reviews and discussions into account, the undersigned Audit and Risk Committee members recommended to the Board that the Board approve the December 31, 2013 Financial Statements and the Management’s Discussion and Analysis (“MD&A”) relating thereto and that the Financial Statements and MD&A be included in our Annual Report for 2013 filed on SEDAR in Canada and on Form 6-K on EDGAR and that the Financial Statements and MD&A be included in our Annual Report on Form 40-F for filing on EDGAR with the SEC.

One of the major responsibilities of the Audit and Risk Committee is to oversee the identification of the principal risks of the Corporation’s business to ensure that there are systems in place to effectively identify, monitor and manage them. As part of its risk management system, the Audit and Risk Committee undertakes an annual review of the principal risks facing the Corporation which involves identification and assessment of such risks and reviewing the risk management strategies and systems being employed by management to identify, monitor and manage these risks.

To support the Audit and Risk Committee in conducting this review, management undertakes an entity-wide process to identify, classify, and assess and report on the principal risks facing the Corporation and the related risk management strategies in place. The Audit and Risk Committee reports back to the Board as a whole on its risk management matters.

Members of the Audit and Risk Committee:

James D. McFarland	Michael S. Parrett	A. Terence Poole (Chair)	Barry D. Stewart

52   | MANAGEMENT INFORMATION CIRCULAR

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or at any time during the financial year ended December 31, 2013 was, a Director or executive officer of the Corporation, no proposed nominee for election as a Director of the Corporation, nor any associates or affiliates of any of the foregoing, have been indebted to the Corporation since January 1, 2013 and no indebtedness of any of the foregoing to another entity is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation since January 1, 2013.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the Directors or executive officers of the Corporation, no proposed nominee for election as a Director of the Corporation, nor any person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction since January 1, 2013 or in any proposed transaction which has materially affected or would materially affect the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet via the SEDAR website at www.sedar.com. Financial information of the Corporation is provided in the Financial Statements and MD&A for the financial year ended December 31, 2013. Copies of the Financial Statements and related MD&A may be obtained upon request from our Investor Relations group at 2100, 222 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 0B4 (ph: (403) 233-0224 or (855) 336-8814).

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APPENDIX 1

-

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following disclosure is required by NI 58-101. Each of the requirements of NI 58-101 is set out below and the Corporation’s response follows immediately thereafter.

1.                       BOARD OF DIRECTORS

(a)                 Disclose the identity of directors who are independent.

The Board has determined that the following members are “independent” within the meaning of NI 58-101:

• Wayne K. Foo	• A. Terence Poole
• Kelvin B. Johnston	• Barry D. Stewart
• James D. McFarland	• D. Michael G. Stewart
• Michael S. Parrett	• John B. Zaozirny

(b)                 Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board has determined that Mr. Derek W. Evans is not independent because he is the President and Chief Executive Officer of the Corporation.

(c)                 Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board has determined that eight of nine members of the Board are “independent” within the meaning of NI 58-101.

(d)                 If a director is currently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The members of the Board that currently serve on the board of any other issuer that is a reporting issuer (or equivalent) are set out below:

DIRECTOR	DIRECTORSHIPS
Derek W. Evans	Franco-Nevada Corporation
Wayne K. Foo	Parex Resources Inc.
James D. McFarland	MEG Energy Corp. Valeura Energy Inc.
Michael S. Parrett	Stillwater Mining Company
A. Terence Poole	Methanex Corporation
Barry D. Stewart	Newalta Corporation
D. Michael G. Stewart	Canadian Energy Services & Technology Corp. TransCanada Corporation TransCanada PipeLines Limited
John B. Zaozirny	Bankers Petroleum Ltd. Canadian Oil Sands Limited Computer Modelling Group Ltd. Petroamerica Oil Corp.

(e)                 Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

A meeting of the independent members of the Board is held in conjunction with every regular meeting of the Board. A meeting of the independent members of each Board committee is held in conjunction with every regular meeting of each such committee.

During the financial year ended December 31, 2013, there were 8 meetings of the independent members of the Board.

The independent members of the Board are authorized to retain independent financial, legal and other experts as required whenever, in their opinion, matters come before the Board which require an independent analysis by the independent members of the Board.

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(f)                    Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board, Mr. John B. Zaozirny, is an independent director. The primary responsibilities of the Chairman of the Board include:

o                 ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities in all aspects of its work;

o                 coordinating the affairs of the Board and ensuring effective relations with directors, officers, securityholders, other stakeholders and the public;

o                 setting the “tone” for the Board and its members so as to foster ethical and responsible decision-making, appropriate oversight of management and best practices in corporate governance; and

o                 interacting with the CEO to ensure that the wishes of the Board are communicated.

(g)                 Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The following table discloses the attendance of the members of the Board at meetings of the Board of the Corporation and its committees in 2013:

Director	Board of Directors (8 Meetings)	Audit and Risk Committee (6 Meetings)	Compensation Committee (4 Meetings)	Corporate Governance Committee (3 Meetings)	Reserves Committee (6 Meetings)

Thomas A. Cumming(2)	4/4	2/2	3/3	-	-
Derek W. Evans(1)	8/8	6/6	4/4	3/3	6/6
Wayne K. Foo	7/8	-	-	3/3	6/6
Kelvin B. Johnston	8/8	-	4/4	-	6/6
James D. McFarland	8/8	6/6	-	-	6/6
Michael S. Parrett	8/8	6/6	-	3/3	-
A. Terence Poole(3)	8/8	6/6	1/1	1/1	-
Barry D. Stewart(3)	8/8	4/4	-	1/1	6/6
D. Michael G. Stewart(3)	8/8	-	4/4	2/2	3/3
John B. Zaozirny	8/8	-	4/4	3/3	-
Overall Attendance Rate	98.6%	100%	100%	100%	100%

Notes:

(1)               Mr. Evans is not a member of any committee but was requested, by the respective Chair of each committee, to attend the meetings of each such committee. At each such meeting, the members of each committee, all of whom are independent, met without Mr. Evans.

(2)               Mr. Cumming retired from the Board at the Corporation’s 2013 Annual General Meeting held on June 25, 2013.

(3)               The following changes to the Board’s committees became effective as of June 25, 2013:

a.              Mr. Poole joined the Compensation Committee and ceased being a member of the Governance Committee;

b.              Mr. Barry Stewart joined the Audit and Risk Committee and ceased being a member of the Governance Committee; and

c.               Mr. D.M.G. Stewart joined the Governance Committee and ceased being a member of the Reserves Committee.

2.                       MANDATE OF THE BOARD OF DIRECTORS

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The responsibilities and obligations of the Board are set forth in a written mandate of the Board, a copy of which is attached as Schedule “A” to this Appendix. The Board annually reviews its mandate and considers changes as appropriate.

In addition, the Board has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of the Corporation’s operations, the delegation of authority and the execution of documents on behalf of the Corporation. The Board reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board’s expectations of management are communicated directly to management and through committees of the Board and via the Chairman of the Board interacting with the CEO.

56	APPENDIX 1

3.                      POSITION DESCRIPTIONS

(a)                 Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed and approved written position descriptions for the Chairman of the Board and the Chair of each committee of the Board. The primary role of the Chair of each committee is overseeing the affairs of the committee, including ensuring the committee is organized properly, interacts with the appropriate members of management, functions effectively and meets its obligations and responsibilities.

The Chair of the Audit and Risk Committee also maintains on-going communications with the Corporation’s external auditors in order to lead the Audit and Risk Committee in performing its oversight and other audit-related functions. For further information regarding the Corporation’s Audit and Risk Committee, including the relevant education and experience of the Audit and Risk Committee members, see page 56 of the Corporation’s Annual Information Form for the financial year ended December 31, 2013.

(b)                 Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed and approved a written position description for the Chief Executive Officer of the Corporation.

4.                       ORIENTATION AND CONTINUING EDUCATION

(a)                 Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporate Governance Committee is responsible for procedures relating to the orientation and education of new members of the Board and for the continued development of existing Directors. Materials have been prepared for review by new members of the Board in respect of the Corporation’s structure, policies, business and results. New members of the Board are also provided with the opportunity to have meetings and discussions with senior management and other members of the Board and to visit the Corporation’s facilities and operations. The details of the orientation of each new member are tailored to that member’s individual needs, requests and areas of interest.

(b)                 Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

We undertake ongoing education efforts that include meetings among management and the Board and, where appropriate, outside experts, to discuss regulatory changes, developments in the industry and market conditions. Continuing education for all members of the Board is also conducted on an informal basis. As a part of the continuing education of the Directors, presentations are made at Board meetings by management on new developments which may affect the Corporation and its business. In connection with almost every Board meeting, Directors are provided with articles and publications of interest. In addition, Directors receive periodic one-on-one presentations from management and are provided with the opportunity to meet with members of senior management outside of formal Board meetings to discuss and better understand the business. Board members are encouraged to communicate with management and our auditors to keep themselves current with industry trends and developments. Board members have full access to the Corporation’s records. Pengrowth also facilitates the education of Directors through financing annual membership in the Institute of Corporate Directors. Directors are provided with background materials and the information necessary to fulfill their roles as Directors, including the Corporation’s key corporate policies. Written materials and briefings are extensively used to ensure that Directors’ knowledge and understanding of the Corporation’s affairs remains current. In 2011, the Board adopted a policy to conduct at least one field site visit each year and in July 2013, all nine of our Directors toured our Lochend field battery site and related properties with members of senior management.

Most of our Directors sit on one or more other boards which enables them to implement the best practices they observe elsewhere at Pengrowth.

The following table outlines examples of continuing education events held for, or attended by, our Directors in 2013:

DATE	TOPIC	HOSTED/PRESENTED BY	ATTENDED BY
Each Board Meeting	Market, Peer and Commodity Overview	BMO	All
July 2013	Lochend Site Visit	Pengrowth	All
July 2013	Review of Current Trends in Director Compensation Design	Hugessen	Derek W. Evans Wayne K. Foo Michael S. Parrett D. Michael G. Stewart John B. Zaozirny

PENGROWTH ENERGY CORPORATION  MANAGEMENT INFORMATION CIRCULAR |   57

DATE	TOPIC	HOSTED/PRESENTED BY	ATTENDED BY
December 2013	Review of Current Trends in Compensation Design	Hugessen	Derek W. Evans Kelvin B. Johnston D. Michael G. Stewart A. Terence Poole John B. Zaozirny

5.                       ETHICAL BUSINESS CONDUCT

(a)                 Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a Code of Business Conduct and Ethics (the “Code”). The Code applies to all Directors, officers and employees of, and consultants to, the Corporation. A copy of the Code may also be obtained, upon request, from the Corporation at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4 and is available on SEDAR at www.sedar.com and on our website at www.pengrowth.com.

The Board expects Directors, officers, employees and consultants to act ethically at all times and to acknowledge in writing their adherence to the Code as a condition of their engagement or continued employment. Any waivers from the Code that are granted for the benefit of a Director, officer, employee or consultant must be presented by the Chief Executive Officer of the Corporation to the Corporate Governance Committee for its approval. The Corporate Governance Committee has not granted any waivers of the Code since the beginning of the financial year ended December 31, 2013. The Code is reviewed annually and updated for changes in the business and regulatory environment as well as in the Corporation’s activities.

(b)                 Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

At the beginning of each Board meeting, Board members are asked to disclose any potential conflicts of interest in respect of matters on the agenda. Each member of the Board must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such Director has a conflict of interest. In addition, the Director must excuse himself or herself from any discussion or decision on any matter in which the Director is precluded from voting as a result of a conflict of interest.

(c)                 Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board requires that all new directors, officers and employees acknowledge the Code in writing upon their engagement with Pengrowth and on an annual basis thereafter.

6.                       NOMINATION OF DIRECTORS

(a)                 Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee serves as the nominating committee of the Board and is responsible for recommending the nomination of Directors. The Corporate Governance Committee considers the number of directors as well as the skills and qualifications of existing Directors and the long term needs of the Corporation in respect of the Board and each of the committees of the Board. In the event it is identified that one or more new Board members are required, the Corporate Governance Committee, with the assistance of experienced independent advisors, identifies potential candidates and reviews the qualifications of potential candidates for the Board. In particular, the Corporate Governance Committee assesses, among other factors, the integrity and character, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background, and considers potential conflicts for arising in connection with potential candidates for the Board. Upon such review, and after conducting appropriate due diligence, the Corporate Governance Committee makes recommendations on candidates to the Board.

(b)                 Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance Committee serves as the nominating committee of the Board and is composed of five “independent” Directors within the meaning of NI 58-101.

(c)                 If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee has been established to assist the Board in reviewing and making recommendations to the Board in respect of, among other things, the nomination of candidates for election to the Board.

The Corporate Governance Committee reports to the Board and is governed by terms of reference which have been adopted by the Board and which are available on our website at www.pengrowth.com. The Corporate Governance

58	APPENDIX 1

Committee is currently composed of Michael S. Parrett (Chair), Wayne K. Foo, D. Michael G. Stewart and John B. Zaozirny Each member of the committee is an independent member of the Board. None of the members of the Corporate Governance Committee are, or have been, officers or employees of Pengrowth.

In addition to its governance related mandate, the Corporate Governance Committee is required to address the following Director nomination matters:

o                 Assess and report to the Board in respect of matters relating to the ongoing composition of the Board, including:

•                  Recommending to the Board criteria for the composition of the Board and the selection of Directors;

•                  Assessing the competencies and skills each existing Director should possess;

•                  Considering the appropriate size of the Board, with a view to facilitating effective decision making;

•                  Identifying, either directly or with the assistance of a search firm, candidates for membership on the Board and review their competencies and skills, including their ability to satisfy the criteria approved by the Board and their ability to devote sufficient time and resources to his or her duties as a Director; and

•                  Establishing, implementing and executing procedures to evaluate the independence, performance and effectiveness of the Board, Board committees, all individual Directors, the Chairman of the Board and committee Chairs (other than the Corporate Governance Committee’s Chair) and review with the Board on an annual basis the results of the assessment.

o                 Review succession planning issues with respect to the members of the Board and make a recommendation to the Board with respect to the appointment of the Chairman of the Board.

o                 Assess and report to the Board with respect to the new Director’s orientation program of Pengrowth.

7.                       COMPENSATION

(a)                 Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Board has established the Corporate Governance Committee and delegated to it the responsibility to work with the Compensation Committee in annually reviewing and recommending for Board approval the compensation paid by the Corporation to the non-executive Directors, including the Chairman. The Board has established the Compensation Committee and delegated to it the responsibility of annually reviewing and recommending for Board approval the compensation paid by the Corporation to senior management including the Chief Executive Officer of the Corporation. The Corporate Governance Committee’s review of compensation to non-executive Directors, and the Compensation Committee’s review of compensation paid to senior management including the Chief Executive Officer, include consideration of all forms of compensation paid, both with regards to the expertise and experience of each individual and in relation to industry peers. Each of the Compensation Committee and the Corporate Governance Committee retains independent consultants to review and compare compensation arrangements within the industry.

(b)                 Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed of four independent members of the Board.

(c)                 If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

For further information concerning the responsibilities, powers and operations of the Compensation Committee, see “Compensation Discussion and Analysis – Mandate and Composition of the Compensation Committee” in the Circular.

8.                       OTHER BOARD COMMITTEES

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit and Risk Committee, the Corporate Governance and Nominating Committee and the Compensation Committee, the Board has established the Reserves, Health, Safety and Environment Committee, which is responsible for assisting the Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 – Disclosures About Oil and Gas Producing Activities; and (ii) environment, health and safety issues affecting the Corporation, including the evaluation of the Corporation’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.

9.                       ASSESSMENTS

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board, the Chairman of the Board, each committee of the Board, each committee Chair and each

PENGROWTH ENERGY CORPORATION  MANAGEMENT INFORMATION CIRCULAR |   59

Director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Corporate Governance and Nominating Committee deems relevant, the assessments consider, in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual Directors, the applicable position descriptions, as well as the competencies and skills each individual Director is expected to bring to the Board. The Corporation does not have a formal retirement policy for directors.

The Corporate Governance Committee has developed annual Board and Committee effectiveness surveys, which include an evaluation of Board and Committee responsibility, Board and Committee operations, Board and Committee effectiveness and, during the course of review of these results, the opportunity for feedback on individual Director performance is provided:

o                 the survey is completed by each Director;

o                 results of the survey are collated, sent to each Board member, and are reviewed by the Chairman of the Board;

o                 the Chairman of the Board then meets with each Director on an individual basis to discuss the results and to provide and seek further comments on individual Director performance; peer review of the other Directors is an integral part of this discussion;

o                 survey results, feedback from the Directors, and recommendations on improving Board performance made by the Chairman of the Board are reviewed by the Corporate Governance Committee;

o                 thereafter, the Corporate Governance Committee makes recommendations to the Board on how to improve Board effectiveness;

o                 the Board implements those recommendations in conjunction with management and monitors changes to Board effectiveness and Director performance on a periodic basis; and

o                 the Chair of the Corporate Governance Committee interviews each Director about the Chairman of the Board of the Board’s performance and reports back to the Corporate Governance Committee and reviews the results with the Chairman of the Board.

60	APPENDIX 1

SCHEDULE A
TO APPENDIX 1

PENGROWTH ENERGY CORPORATION Policies and Practices	Page 1 of 3
MANDATE OF THE BOARD OF DIRECTORS CORPORATE GOVERNANCE POLICY

In accordance with the recommendation of the Corporate Governance and Nominating Committee (the “Committee”), the Board of Directors (the “Board”) of Pengrowth Energy Corporation (“Pengrowth”) wishes to formalize the guidelines pursuant to which the Board fulfills its obligations to Pengrowth.

The Board acknowledges the Corporate Governance Guidelines set forth in National Policy 58-201 (“NP 58-201”) and the overriding objective of promoting appropriate behaviour with respect to all aspects of Pengrowth’s business. In consultation with the Committee, the Board will continuously review and modify its terms of reference with regard to the applicable business environment, industry standards on matters of corporate governance, additional standards which the Board believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its shareholders and the application of laws and policies.

The guidelines are intended to be flexible and are intended to provide direction to the Board in conjunction with its legal obligations and mandate from the shareholders to oversee and direct the affairs of Pengrowth.

BOARD RESPONSIBILITIES

As recommended by the provisions of NP 58-201, the Board explicitly acknowledges responsibility for the stewardship of Pengrowth, including responsibility for the following:

1.                                      to the extent feasible, satisfying itself as to the integrity of the President and Chief Executive Officer (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity and cooperation throughout the organization;

2.                                      adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business and monitoring performance against those plans; the Board will seek recommendations from the CEO with respect to the execution of strategic plans adopted by the Board;

3.                                      identifying the principal risks of Pengrowth’s business and ensuring the implementation of appropriate risk management systems; adopt policies and processes to identify business risks; address what risks are acceptable to Pengrowth and ensure that systems and actions are put in place to manage them;

4.                                      succession planning, including appointing, training and monitoring senior management;

5.                                      approving Pengrowth’s communication policy and other relevant policies, including insider trading and environmental, health and safety matters;

6.                                      requiring management to ensure the integrity of the internal control procedures and management information systems;

7.                                      approving annual capital and operating plans and monitoring performance against those plans (in conjunction with the Reserves, Health, Safety and Environment Committee, the Audit and Risk Committee will review and recommend these plans to the Board);

8.                                      developing an approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Pengrowth;

9.                                      developing measures for receiving feedback from shareholders and other stakeholders on the business of Pengrowth and other matters, whether through investor relations, the CEO or other channels independent of management;

10.                               developing guidelines with respect to expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials, either directly or through recommendations from the Committee;

11.                               developing clear position descriptions for the Chairman of the Board and the chair of each board committee;

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12.                               together with the CEO, developing a clear position description for the CEO;

13.                               developing or approving the corporate goals and objectives that the CEO is responsible for meeting; and

14.                               conducting regular assessments to determine whether the Board, its committees and each individual director are contributing and functioning effectively.

COMPOSITION OF THE BOARD

1.                                      Criteria for the Board of Directors

At least two-thirds of the Board shall be “independent”, within the meaning of section 1.4 of National Instrument 52-110 – Audit and Risk Committees. The Board is responsible for making the determination of whether a director is independent. It will be the responsibility of the Committee to implement a process for assessing the effectiveness of the Board, its committees and each individual Board member and shall review with the Board, on an annual basis, the results of their assessment.

2.                                      Size of the Board

The size of the Board shall enable its members to effectively and responsibly discharge their responsibilities to Pengrowth and to the shareholders of Pengrowth. The demands upon the Board will likely evolve with the future growth and development of Pengrowth. The size of the Board should be considered over time and within the context of the development of the business of Pengrowth, the formation of committees, the workload and responsibilities of the Board and the required expertise and experience of members of the Board.

BOARD COMMITTEES

•                  The Board shall, at this time, have the following standing committees:

1.             Audit and Risk Committee;

2.             Corporate Governance and Nominating Committee;

3.             Compensation Committee; and

4.             Reserves, Health, Safety and Environment Committee.

•                  The responsibilities of the foregoing committees shall be as set forth in the mandates for these committees as prescribed from time to time by the Board.

•                  The committees of the Board shall be comprised of a sufficient number of “independent” directors so as to comply with applicable laws.

•                  Appointment of members to committees shall be the responsibility of the Board, having received the recommendation of the Committee, based upon consultations with the members of the Board. In this regard, consideration should be given to rotating committee members from time to time and to the special skills of particular directors. The chairman of each committee will be selected by the Board, having received the recommendation of the committee. The committee chairs will be responsible for determining the agenda of meetings of their respective committees and determining the frequency and length of meetings, provided that each committee must meet at least semi-annually (with recommended meetings three to four times per year).

•                  The Board shall regularly assess the effectiveness of each of the committees. An assessment should consider, among other things, the mandate of each committee and the contribution of each member thereof.

•                  The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time. In appropriate circumstances, the committees of the Board shall be authorized to engage independent advisors as may be necessary in the circumstances.

•                  In discharging his or her obligations, an individual director may engage outside advisors, at the expense of Pengrowth, in appropriate circumstances and subject to the approval of the Committee.

SELECTION OF NEW DIRECTORS AND CHAIRMAN OF THE BOARD

•                  The Board will ultimately be responsible for nominating or, within the year, appointing new directors and for the selection of its Chairman. However, initial responsibility for identifying and nominating Board members shall reside with the Committee.

•                  The process of identifying and recommending new directors shall be the responsibility of the Committee, following consultation with members of the Board at large.

62	SCHEDULE A TO APPENDIX 1

•                  Invitations to join the Board should be extended by the Chairman of the Board.

•                  New members of the Board shall be provided with an orientation and education program as to the nature of the business of Pengrowth, current issues, strategies and responsibilities of directors.

BOARD EXPECTATIONS OF SENIOR MANAGEMENT AND ACCESS TO SENIOR MANAGEMENT

•                  The CEO is responsible for the day to day operation of Pengrowth.

•                  The CEO is encouraged, upon invitation of the Board, to bring appropriate management members to Board meetings in order to expose directors to key members of the management team, to provide reports in their specific areas of expertise and provide additional insight into matters being considered by the Board. However, the Board will ordinarily conduct business with only members of the Board present, with the addition of the Corporate Secretary to ensure that the Board is acting independently of management. Independent Directors should also meet at every meeting, without representatives of management present, under the chairmanship of the Chairman of the Board to fully discuss any procedural or substantive issues which they wish. Results of these meetings should be communicated to the CEO as appropriate. The Board will typically schedule a portion of each meeting as a meeting solely of the independent directors under the direction and chairmanship of the Chairman of the Board.

MEETING PROCEDURES

•                  The Board should be supported in its work by a Corporate Secretary who has a position description approved by the Board. The Corporate Secretary reports to the CEO and the Chairman of the Board.

•                The members of the Board, the Corporate Secretary and a secretary to the meeting should be invited to any regularly constituted meeting of the Board. Officers or other persons shall attend by invitation only and for those elements of the meetings where their input is sought by the members of the Board.

Adopted by the Board of Pengrowth on November 1, 2012.

Last reviewed and approved by the Board of Pengrowth on October 28, 2013.

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PENGROWTH ENERGY CORPORATION

2100, 222 Third Avenue S.W., Calgary, AB T2P 0B4 Canada

Phone: 403.233.0224  |  Toll free: 800.223.4122  |  Fax: 403.265.6251

www.pengrowth.com

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Phone: 403.233.0224  |  Toll free: 855.336.8814

E-mail: investorrelations@pengrowth.com

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